UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

REPORT OF INDEPENDENT AUDITORS
(Free translation from the original in Spanish)

Santiago, February 22, 2021

To the Board of Directors and Shareholders
Compañía Cervecerías Unidas S.A.

We have audited the accompanying consolidated financial statements of Compañía Cervecerías Unidas S.A. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2020 and 2019 and the consolidated statements of income, consolidated comprehensive income, consolidated changes in equity and consolidated cash flows for the years ended December 31, 2020, 2019 and 2018, and the corresponding notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Chilean Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. As a consequence, we do not express that kind of opinion. An audit also, includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PwC Chile, Av. Andrés Bello 2711 - piso 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Santiago, February 22, 2021
Compañía Cervecerías Unidas S.A.
2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas S.A. and subsidiaries as at December 31, 2020 and 2019, and the results of operations and cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with the International Financial Reporting Standards (IFRS).

Digitally signed by Sergio Gabriel Tubío López RUT: 21.175.581-4. The digital certificate is embedded in the electronic version of this document.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)	6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)	7
CONSOLIDATED STATEMENT OF INCOME	8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	9
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	10
CONSOLIDATED STATEMENT OF CASH FLOW	11
Note 1 General Information	12
Note 2 Summary of significant accounting policies	28
2.1 Basis of preparation	28
2.2 Basis of consolidation	28
2.3 Financial information as per operating segments	29
2.4 Foreign currency and adjustment units	30
2.5 Cash and cash equivalents	32
2.6 Other financial assets	32
2.7 Financial instruments	32
2.8 Financial asset impairment	34
2.9 Inventories	35
2.10 Current biological assets	35
2.11 Other non-financial assets	35
2.12 Property, plant and equipment	35
2.13 Leases	36
2.14 Investment properties assets	36
2.15 Intangible assets other than goodwill	37
2.16 Goodwill	37
2.17 Impairment of non-financial assets other than goodwill	38
2.18 Non-current assets of disposal groups classified as held for sale	38
2.19 Income taxes	38
2.20 Employees benefits	39
2.21 Provisions	39
2.22 Revenue recognition	39
2.23 Commercial agreements with distributors and supermarket chains	40
2.24 Cost of sales of products	40
2.25 Other incomes by function	40
2.26 Other expenses by function	40
2.27 Distribution expenses	40
2.28 Administrative expenses	41
2.29 Environment liabilities	41
Note 3 Estimates and application of professional judgment	41
Note 4 Accounting changes	42
Note 5 Risk Administration	42
Note 6 Financial Information as per operating segments	49
Note 7 Financial Instruments	57
Note 8 Cash and cash equivalents	63
Note 9 Other non-financial assets	71
Note 10 Trade and other receivables	72

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2020	As of December 31, 2019
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	396,389,016	196,369,224
Other financial assets	7	12,212,588	9,815,358
Other non-financial assets	9	15,278,558	22,395,591
Trade and other current receivables	10	275,387,923	300,013,940
Accounts receivable from related parties	11	5,313,079	3,278,685
Inventories	12	231,843,261	232,434,461
Biological assets	13	10,595,029	9,459,071
Tax receivable	25	10,865,347	15,132,290
Total current assets other than non-current assets of disposal groups classified as held for sale		957,884,801	788,898,620
Non-current assets of disposal groups classified as held for sale	14	2,121,327	383,138
Total Non-current assets of disposal groups classified as held for sale		2,121,327	383,138
Total current assets		960,006,128	789,281,758

Non-current assets
Other financial assets	7	11,953,435	4,670,538
Other non-financial assets	9	8,479,668	7,042,297
Trade and other non-current receivables	10	1,860,635	3,224,627
Accounts receivable from related parties	11	132,555	118,122
Investments accounted for using equity method	16	131,106,785	136,098,062
Intangible assets other than goodwill	17	128,257,441	125,618,666
Goodwill	18	117,190,763	124,955,438
Property, plant and equipment (net)	19	1,082,515,880	1,071,730,034
Investment property	20	7,705,942	8,313,274
Right of use assets	22	25,079,352	25,804,121
Deferred tax assets	25	51,044,712	54,528,648
Non-current tax receivable	25	3,236	2,305,129
Total non-current assets		1,565,330,404	1,564,408,956
Total Assets		2,525,336,532	2,353,690,714

F-6

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2020	As of December 31, 2019
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	69,129,474	63,528,631
Current lease liabilities	22	4,934,639	4,857,097
Trade and other current payables	23	324,521,077	306,655,558
Accounts payable to related parties	11	18,432,354	8,979,434
Other current provisions	24	2,984,518	3,040,930
Current tax liabilities	25	21,251,222	20,504,374
Provisions for employee benefits	26	39,900,588	27,356,205
Other non-financial liabilities	27	40,370,214	48,359,767
Total current liabilities		521,524,086	483,281,996
Non-current liabilities
Other financial liabilities	21	412,876,856	233,556,029
Non-current lease liabilities	22	27,200,272	28,213,259
Trade and other non-current payables	23	19,875	26,550
Other non-current provisions	24	488,465	531,961
Deferred tax liabilities	25	118,729,946	131,582,558
Provisions for employee benefits	26	35,678,357	33,571,138
Total non-current liabilities		594,993,771	427,481,495
Total liabilities		1,116,517,857	910,763,491

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(187,924,176)	(137,502,529)
Retained earnings		921,805,285	902,863,353
Total equity attributable to equity holders of the parent		1,296,574,455	1,328,054,170
Non-controlling interests	29	112,244,220	114,873,053
Total Shareholders' Equity		1,408,818,675	1,442,927,223
Total Liabilities and Shareholders' Equity		2,525,336,532	2,353,690,714

F-7

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2020	2019	2018
		ThCh$	ThCh$	ThCh$
Net sales	6	1,857,593,678	1,822,540,697	1,783,282,337
Cost of sales	30	(984,035,922)	(908,318,190)	(860,011,392)
Gross margin		873,557,756	914,222,507	923,270,945
Other income by function	31	19,295,892	22,584,710	228,455,054
Distribution costs	30	(337,101,549)	(327,543,973)	(314,391,183)
Administrative expenses	30	(138,811,668)	(136,975,243)	(152,376,458)
Other expenses by function	30	(230,349,566)	(241,479,749)	(216,236,609)
Other gains (losses)	32	(11,410,085)	3,156,799	4,029,627
Income from operational activities		175,180,780	233,965,051	472,751,376
Finance income	33	3,451,143	13,117,641	15,794,456
Finance costs	33	(28,714,063)	(27,720,203)	(23,560,662)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(8,437,209)	(16,431,759)	(10,815,520)
Gains (losses) on exchange differences	33	2,551,823	(9,054,155)	3,299,657
Result as per adjustment units	33	(429,198)	(8,255,001)	742,041
Income before taxes		143,603,276	185,621,574	458,211,348
Income tax expense	25	(35,408,420)	(39,975,914)	(136,126,817)
Net income of year		108,194,856	145,645,660	322,084,531

Net income attributable to:
Equity holders of the parent		96,152,272	130,141,692	306,890,792
Non-controlling interests	29	12,042,584	15,503,968	15,193,739
Net income of year		108,194,856	145,645,660	322,084,531
Basic earnings per share (Chilean pesos) from:
Continuing operations		260.22	352.21	830.55
Diluted earnings per share (Chilean pesos) from:
Continuing operations		260.22	352.21	830.55

F-8

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2020	2019	2018
		ThCh$	ThCh$	ThCh$
Net income of year		108,194,856	145,645,660	322,084,531
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	(1,859,692)	(4,127,305)	(1,263,781)
Other comprehensive income that will not be reclassified to income for the year, before taxes		(1,859,692)	(4,127,305)	(1,263,781)
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	(55,220,514)	17,077,670	37,990,079
Gains (losses) on cash flow hedges	28	4,068,855	345,986	63,008
Other comprehensive income that will be reclassified to income for the year, before taxes		(51,151,659)	17,423,656	38,053,087
Other comprehensive income, before tax		(53,011,351)	13,296,351	36,789,306
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	488,246	1,107,699	339,533
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		488,246	1,107,699	339,533
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(1,098,591)	(93,416)	(16,196)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(1,098,591)	(93,416)	(16,196)
Total other comprehensive income and expense		(53,621,696)	14,310,634	37,112,643
Comprehensive income (expense)		54,573,160	159,956,294	359,197,174
Comprehensive income (expense) attributable to:
Equity holders of the parent		45,778,810	143,626,508	341,548,106
Non-controlling interests		8,794,350	16,329,786	17,649,068
Total Comprehensive income (expense)		54,573,160	159,956,294	359,197,174

.

F-9

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2018	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Increase (decrease) due to changes in accounting policies (5)	-	-	-	-	-	-	(126,722)	(126,722)	(9,054)	(135,776)
Changes
Final dividends (1)	-	-	-	-	-	-	(1,296,076)	(1,296,076)	-	(1,296,076)
Interim dividends (2)	-	-	-	-	-	-	(51,730,402)	(51,730,402)	-	(51,730,402)
Interim dividends according to policy (4)	-	-	-	-	-	-	(101,714,994)	(101,714,994)	-	(101,714,994)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(7,374,653)	(7,374,653)
Effects business combination (6)	-	-	-	-	-	-	-	-	6,755,102	6,755,102
Total comprehensive income (expense) (7)	-	35,487,433	51,944	(882,063)	-	34,657,314	306,890,792	341,548,106	17,649,068	359,197,174
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(7,630,261)	(7,630,261)	-	(7,630,261)	(33,782,779)	(41,413,040)
Total changes in equity	-	35,487,433	51,944	(882,063)	(7,630,261)	27,027,053	152,149,320	179,176,373	(16,753,262)	162,423,111
AS OF DECEMBER 31, 2018	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Balanced as of January 1, 2019	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Changes
Final dividends (1)	-	-	-	-	-	-	(30,689,081)	(30,689,081)	-	(30,689,081)
Interim dividends (3)	-	-	-	-	-	-	(27,712,715)	(27,712,715)	-	(27,712,715)
Interim dividends according to policy (4)	-	-	-	-	-	-	(37,358,131)	(37,358,131)	-	(37,358,131)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(11,918,592)	(11,918,592)
Effects business combination (6)	-	-	-	-	60,881	60,881	-	60,881	639,893	700,774
Total comprehensive income (expense) (7)	-	16,122,893	249,503	(2,887,580)	-	13,484,816	130,141,692	143,626,508	16,329,786	159,956,294
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	-	-	-	-	832,731	832,731
Total changes in equity	-	16,122,893	249,503	(2,887,580)	60,881	13,545,697	34,381,765	47,927,462	5,883,818	53,811,280
AS OF DECEMBER 31, 2019	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Balanced as of January 1, 2020	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Changes
Final dividends (1)	-	-	-	-	-	-	(29,134,204)	(29,134,204)	-	(29,134,204)
Interim dividends (3)	-	-	-	-	-	-	(20,692,161)	(20,692,161)	-	(20,692,161)
Interim dividends according to policy (4)	-	-	-	-	-	-	(27,383,975)	(27,383,975)	-	(27,383,975)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(12,093,177)	(12,093,177)
Effects business combination (6)	-	-	-	-	-	-	-	-	573,955	573,955
Total comprehensive income (expense) (7)	-	(52,043,623)	2,968,182	(1,298,021)	-	(50,373,462)	96,152,272	45,778,810	8,794,350	54,573,160
Increase (decrease) through changes in ownership interests in subsidiaries (10)	-	-	-	-	(48,185)	(48,185)	-	(48,185)	96,039	47,854
Total changes in equity	-	(52,043,623)	2,968,182	(1,298,021)	(48,185)	(50,421,647)	18,941,932	(31,479,715)	(2,628,833)	(34,108,548)
AS OF DECEMBER 31, 2020	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675

(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Related to dividends declared as of December and paid during January of the following year, as agreed by the Board of Directors.
(3)	Corresponds to Interim dividends that were paid on December 26, 2019 and on December 30, 2020 as agreed by the Board of Directors.
(4)	Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28- Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.
(5)	Mainly related to dividends to Non-controlling interest.
(6)	See Note 15 – Business combinations. For the year 2018, letter a) y b); 2019 letter d) and for 2020 letter e).
(7)	See Note 28 - Common Shareholders’ Equity.
(8)	Mainly related to the acquisition of an additional interest of VSPT, through the subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,222,782 with a carrying amount of ThCh$ 36,165,735, which generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 13,054,114 on January 29, 2018. Additionally, on December 17, 2018 the joint venture Foods Compañía de Alimentos CCU S.A. (“Foods”) and subsidiary CCU Inversiones S.A. sold the property over Alimentos Nutrabien S.A.generating an effect in Other reserves of ThCh $ 5,426,209 (Note 28 - Common Shareholders’ Equity).
(9)	See Note 1 – General information, letter D, number (4).
(10)	See Note 1 – General information, letter D, number (13) and (16).
F-10

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2020	2019	2018
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,330,736,906	2,398,342,913	2,063,846,199
Other proceeds from operating activities	31	28,546,743	34,857,922	211,980,184
Classes of cash payments from operating activities:
Payments of operating activities		(1,469,361,333)	(1,548,279,410)	(1,308,662,407)
Payments of salaries		(248,429,890)	(240,710,775)	(202,182,968)
Other payments for operating activities		(312,075,275)	(302,964,849)	(282,794,912)
Cash flow from (used in) operations		329,417,151	341,245,801	482,186,096
Dividends received		656,445	428,681	374,208
Interest paid		(21,975,481)	(24,943,412)	(17,691,156)
Interest received		2,106,264	13,053,176	13,627,809
Income tax paid		(43,031,710)	(93,733,867)	(35,068,401)
Other cash movements	32	13,496,844	6,269,666	(14,115,425)
Net cash inflow from operating activities		280,669,513	242,320,045	429,313,131

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	(1,028,076)	(8,652,268)	(5,819,495)
Cash receipts from related entities		29,702	-	-
Proceeds from the sale of interests in joint ventures	10	1,273,947	1,240,461	-
Other payments to acquire interests in joint ventures	8	(19,287,372)	(13,549,638)	(59,505,559)
Proceeds from sales of property, plan and equipment		392,213	6,049,705	1,064,516
Purchase of property, plant and equipment		(117,013,658)	(134,668,653)	(128,366,525)
Purchases of intangibles assets		(5,773,071)	(5,819,196)	(3,073,897)
Proceeds from other long term assets classified as investing activities	16	-	11,200,000	-
Other cash movements		861,168	13,863	(3,301,141)
Net cash (outflow) from investing activities		(140,545,147)	(144,185,726)	(199,002,101)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(86,912)	-	(49,222,782)
Proceeds from long-term loans and bonds		196,786,489	25,641,701	91,326,177
Proceeds from short-term loans and bonds		72,550,018	25,347,785	92,681,410
Total proceeds from loans and bonds		269,336,507	50,989,486	184,007,587
Loan form related entities		10,000	-	-
Loan and bonds payments		(95,956,307)	(27,049,506)	(112,665,293)
Payments of lease liabilities		(6,857,420)	(6,416,902)	(1,077,462)
Payments of loan from related parties		(10,000)	-	-
Dividends paid		(102,135,646)	(218,035,429)	(74,825,181)
Other cash movements		449,333	1,092,190	819,269
Net cash inflow (outflow) from financing activities		64,749,555	(199,420,161)	(52,963,862)

Net increase (decrease) in cash and cash equivalents		204,873,921	(101,285,842)	177,347,168
Effects of exchange rate changes on cash and cash equivalents		(4,854,129)	(21,358,984)	(28,377,720)
Increase (decrease) in cash and cash equivalents		200,019,792	(122,644,826)	148,969,448

Cash and cash equivalents at beginning of the year		196,369,224	319,014,050	170,044,602
Cash and cash equivalents at end of the year	8	396,389,016	196,369,224	319,014,050
F-11

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewery, the second largest brewery in Argentina, the second largest producer of soft drinks in Chile, the second-largest wine producer in Chile, the largest producer of bottled mineral water, nectar and sport drinks in Chile and one of the largest pisco producers in Chile. It also participates in the business of Home and Office Delivery (“HOD”), in a business involving home delivery of purified water in dispensers, and in the rum and candy industry in Chile. It participates in the industry of the ciders, spirits and wines in Argentina and also participates in the industry of mineral water and soft drinks and beer distribution in Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 60% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2020 the Company had a total 9,051 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	90	451
Other workers	318	8,586
Total	418	9,051

These Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2019) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2019 and 2018.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, Argentine, Uruguay, Paraguay and Bolivia that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní and Bolivian, respectively. The functional currency of joint operations in Colombia and associates in Perú, are the Colombian peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

Covid-19 Pandemic

With respect to the COVID-19 pandemic, as of the date of this report, we continue selling, producing and distributing our products, in all of our business operations. Since the COVID-19 was declared a pandemic in March 2020 by the World Health Organization, we have implemented a regional plan in the countries where we operate with three priorities: the health and safety of all our workers and the people we interact with, the continuity of our operations, and the financial health of the Company. To achieve these objectives, we established seven Corporate Covid Protocols in all our facilities, we have fully met the measures dictated by the authorities, actively promoted preventive and self-care measures to our workers and we allowed home-office for thousands of people, when it was possible. All of the measures, allowed us to maintain a safe work environment, being essential to balance the safety of the people and to continue supplying our customers and consumers with our products without interruption.

Along with the above, the Company has developed several initiatives for the benefit of the community which it interacts with, based on innovation, using its facilities, raw materials and production processes to develop protection supplies against the virus. Some of the initiatives were the donation of hand sanitizer and disinfectant alcohol to the Ministry of Health in Chile, the donation of face shields and acrylic protectors to our clients, the coordination of an humanitarian flight to return Chilean and Colombian citizens to their country, food and health supply donations, and street sanitation in the communities near our operating centers among others.

Regarding the financial health of the Company, before the beginning of the pandemic, CCU had a solid financial position with a healthy balance sheet with low financial debt, this condition has allowed us to access the local financial market to obtain the necessary financing to provide continuity to its medium and long-term plans, and if necessary, it would allow us to access the international market. The latter can be noted in a decrease of around 12% of the net financial debt (compare with 2019), which was mainly due to a contraction in our Cash inflow from operating activities excluding Income tax paid and the optimization of working capital.

In terms of Net income attributable to the equity holders of the parent (a decreased of 26.1% versus 2019), its contraction was mainly due to the devaluation of the CLP and ARS currencies against the USD, affecting costs indexed to USD and negative currency translation effects. However, there was an impact on financial results due to the pandemic, which negatively affected higher margin consumer occasions, through distribution channels and packaging formats. The, latter although it was limited and it has been diminished in recent months, it cannot be ruled out that it will deepen in 2021 as a result of a possible resurgence of the Covid-19 outbreak.

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecería CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Guaraná, and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecería CCU including among others, Heineken, Sol, Coors and Blue Moon brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan brand.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. (“B.S.I”) and the Barsol brand.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba, Isenbeck, Diosa, Norte, Iguana and Báltica. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile, as well as also sells and distributes of Eugenio Bustos and La Celia. Since June 2019 has incorporated to its wine portfolio Colon and Graffina brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (See Note 1 - General information letter D) number (9)).

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the previous paragraph.

In Uruguay, the Company participates in the mineral water business with the Nativa Mas and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brand and energy drinks with the Thor brand. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann nad Miller brands. Recently the wine category, with Misiones de Rengo, Eugenio Bustos and La Celia brands were launched.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, and Kunstmann brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Free cola, Sinalco, Real, and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2022
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2022
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Nestlé Pure Life in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	May 2023
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

C)	Early termination Budweiser license

The general aspects of the transaction are described below:

a)	Description of the Transaction.

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

As agreed to in the Early Termination of the License Agreement (the “Transaction”), ABI directly or its subsidiaries (hereinafter together referred to as the “ABI Group”), pays to CCU-A the amount of US$ 306,000,000.

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa. This does not include the production plant owned by Cervecería Argentina S.A. Isenbeck (CASA Isenbeck) located in Zárate, province of Buenos Aires, Argentina (which will continue to operate under the ownership of ABI Group), nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of CASA Isenbeck; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

In order to establish a smooth transition of the brands that are transferred by virtue of the Transaction, the Parties will enter into the following contracts (all together with the Early Termination referred to as the “Transaction”):

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and
IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

b)	Status of the Transaction:

On March 14, 2018, CCU reported as a Material Event that CCU-A had been notified of the resolution of the Secretario de Comercio del Ministerio de Producción de la Argentina (SECOM), which, based on the favorable opinion of the Comisión Nacional de Defensa de la Competencia (CNDC), approved the Transaction. The resolution established that the Parties must submit to the CNDC, for review and approval, drafts of contracts that contained all of the terms and conditions of the Transaction (the "Contracts"). On March 16, 2018, the Parties filed the Contracts with the CNDC.

On April 27, 2018, CCU-A was notified of the resolution of the CNDC that approved the Contracts, thus fulfilling the condition established in the Term Sheet, becoming binding and therefore, the parties were legally obliged to close the Transaction. The signature of the respective contracts took place on May 2, 2018.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As a consequence of the closing of the Transaction:

b.1)	CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2)	CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 31 – Other income by function).

b.3)	ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 31 – Other income by function).

As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973 shown in (See Note 6 – Financial information as per operating segments).

b.4)	CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5)	CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, for which US$ 3,548,372 for the year ended December 31, 2019 and US$ 6,451,628 for the year ended December 31, 2018 equivalents to ThCh$ 2,581,452 in 2019 and ThCh$ 4,840,167 in 2018 were reflected in results under Other income by function; and

b.6)	CCUA will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Other incomes, Cost of sales and MSD&A, as the performance obligations are met, of which for the year ended December 31, 2020 the Company recognized in results an amount of US$ 18,459,185 (US$ 21,372,012 for the year ended December 31, 2019 and US$ 19,802,868 for the year ended December 31, 2018) equivalents to ThCh$ 13,123,558 (ThCh$ 16,002,081 in 2019 and ThCh$ 14,251,811 in 2018).

This transaction did not result in impairment of the productive assets of the Company.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
D)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2020			As of December 31, 2019
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (19)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	99.7811	0.2189	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0009
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (18)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	99.9950
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Manantial S.A. (17)	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
La Barra S.A. (15)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	-
Mahina SpA. (***) (14)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	-
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	82.9870
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9936
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9150
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	-	99.9999	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	38.7810	61.2141	99.9951	99.9951
Bebidas del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (16)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter D), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2020	As of December 31, 2019
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (19)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0009
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (18)	76,572,360-4	Chile	US Dollar	99.9922	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	100.0000	100.0000
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	82.9870	82.9870
Manantial S.A. (17)	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
La Barra S.A. (15)	77,148,606-1	Chile	Chilean Pesos	100.0000	-
Mahina SpA. (***) (14)	77,248,551-4	Chile	Chilean Pesos	25.0458	-
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	82.9870	82.9870
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (16)	0-E	Paraguay	Paraguayan Guaranies	49.5049	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter D), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Southern Breweries S.C.S. (SB SCS) (former Southern Breweries Limited)

On December 7, 2018, Southern Breweries Limited (Subsidiary of CCU) was re-domiciled from Cayman Islands to Luxembourg and changed its name to Southern Breweries S.á.r.l., later and once the subsidiary was stablished in Luxembourg it was converted from S.á.r.l. to S.C.S. Finally, the Company sold one share of SB SCS to the subsidiary Inversiones CCU Lux S.á r.l. by an amount of US$ 2,600 (Equivalent to ThCh$ 1,806).

(2) Compañía Cervecerías Unidas Argentina S.A.

As a result of the early termination of Budweiser license, as described in Note 1 – General information, letter C), and based on the Audited Financial Statements as of and for the year ended on April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A., on June 5, 2018, held the Ordinary and Extraordinary General Assembly of such subsidiary, agreed the distribution of dividends for a total amount of ARS 5,141,760,000 (equivalent to ThCh$ 129,858,280), according with the stock rights of their shareholders, which are domiciled in Chile, distributed to Inversiones Invex CCU Limitada the amount of ARS 4,146,778,022.40 (equivalent to ThCh$ 104,729,404 (80.65%)) and Inversiones Invex CCU Dos Limitada the amount of ARS 994,981,977.60 (equivalent to ThCh$ 25,128,876 (19.35%)). According to the above mentioned, the distribution of dividends to the Chilean shareholders, is based on the realized result to April 30, 2018 of the subsidiary Compañía Cervecerías Unidas Argentina S.A.

(3) CCU Inversiones S.A., Viña San Pedro Tarapacá S.A. (VSPT) and Viña Valles de Chile S.A. (VVCH)

On January 29, 2018, the outcome notice of the tender offer was published, as result CCU Inversiones S.A. acquired an additional 15.79% of VSPT for the amount of ThCh$ 49,222,782, equivalent to 6,310,613,119 shares, thus resulting in an 83.01% stake in VSPT.

On January 29, 2018, the Company acquired an additional 0.18% of subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,400,000, equivalent to 934,774,763 shares, thus resulting in a 99.02% stake in this subsidiary.

On July 31, 2018, subsidiary Viña Orgánica SPT S.A. merged with Viña San Pedro Tarapacá S.A., which became the legal continuer and beginning from August 1, 2018. The transactions mentioned above had no significant effects on the results of the Company.

Viñas Valles de Chile S.A. (VVCH) dissolved and merged into VSPT, being the latter the surviving entity, as the result of VSPT becoming, pursuant to a share purchase agreement executed on May 21, 2019 between Viña Altaïr SpA. and VSPT, the sole owner, in a period that exceeded 10 days, of all of the shares of VVCH. This merger had legal and accounting effects as of June 1, 2019. VVCH Board of Directors´ Resolution evidencing the dissolution of VVCH was executed as public deed on June 4, 2019, and further registered in the Register of Commerce and published in the Official Gazette.

(4) Bebidas Bolivianas BBO S.A. (BBO)

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. (BBO) a Bolivian and a closed stock company that produces soft drinks and beers in three plants located in Santa Cruz de la Sierra and Nuestra Señora de la Paz cities.

Subsequently, on August 9, 2018, the Company acquired an additional the 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, thus resulting in a 51% stake in BBO (see Note 15 – Business combinations).

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	3,942,346
Total non-current assets	23,915,061
Total Assets	27,857,407
Total current liabilities	5,393,779
Total non-current liabilities	9,181,670
Total liabilities	14,575,449

Net identifiable assets acquired	13,281,958
Non-controlling interests	(6,508,159)
Goodwill	10,480,792
Investment value	17,254,591

As a result of the previously mentioned fair values intangibles and goodwill have been generated.

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since both partners concurred with the same capital contributions, the percentages of participation were maintained.

On June 28 and July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 and US$ 178,305 (equivalent to ThCh$ 849,630 and ThCh$ 122,210), respectively, since both partners concurred with the same contributions, the participation percentages were maintained.

(5) Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA. for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA. (see Note 15 – Business combinations). The Company has determined the fair values of assets and liabilities for this business combination as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	507,149
Total non-current assets	1,355,220
Total Assets	1,862,369
Total current liabilities	238,265
Total non-current liabilities	306,828
Total liabilities	545,093

Net identifiable assets	1,317,276
Non-controlling interests	(658,633)
Goodwill	456,007
Investment value	1,114,650

As a result of the previously mentioned fair values intangibles and goodwill have been generated.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

(6) CCU Inversiones III SpA.

On September 13, 2018, the subsidiary Southern Breweries S.C.S. (ex Southern Breweries Limited) incorporated the company CCU Inversiones III SpA. in Chile, whose purpose will be to make all kinds of investments, in any type of goods, foreign currency, financial instruments and commercial paper, including shares or social rights in companies incorporated in Chile or abroad, among others.

(7) Inversiones CCU Lux S.á r.l.

On November 13, 2018, the subsidiary Inversiones CCU Lux S.á r.l. was created in Luxembourg, where the subsidiary CCU Inversiones II Ltda. made the total stock payment of Euros 12,000 (12,000 shares), equivalent to ThCh$ 9,252.

(8) CCU Inversiones II Limitada

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of US$ 40,294,696, equivalents to ThCh$ 27,659,891.

On May 27 and June 12, 2019, the Company made capital contributions to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488) and US$ 1,428,017 (equivalent to ThCh$ 990,473).

On September 6, 2019, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 10,000,000 (equivalent to ThCh$ 7,233,000).

On January 31 and April 15, 2020, the Company made capital contributions to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 11,500,000 (equivalent to ThCh$ 9,176,540) and US$ 16,500,000 (equivalent to ThCh$ 14,002,395) respectively.

On September 4, 2020, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 12,200,000 (equivalent to ThCh$ 9,411,690).

(9) Finca La Celia S.A. and Bodega San Juan S.A.U.

On January 28, 2019, Bodega San Juan S.A.U. was established in Argentina, where the subsidiary Finca La Celia S.A. made a capital contribution of ARS 100,000 (100,000 ordinary, non-endorsable nominal shares).

On March 1, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 7,000,000 through the issuance of 265,300.00 ordinary, non-endorsable shares.

On May 31, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 14,000,000 through the issuance of 607,600,000 non-endorsable nominal shares.

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger process of both companies, in which the first one will be the legal continuer, the second one will be dissolved without liquidation, with effect from January 1, 2021.

In order to the merge could be materialized, all the formal requirements and stages established by Argentine regulations must be met and it must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements.

Graffina Business

In December 2018, the subsidiary VSPT signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery in the province of San Juan, two fields in the same province, and a field in Mendoza.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. constituted the Bodega San Juan S.A.U. through a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Bodega Graffigna and Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date, Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

On May 31, 2019, Bodega San Juan S.A.U. through a deed of sale became the owner of the businesses of Pocito and Cañada Honda vineyards.

The Company has determined the fair values of assets and liabilities related to this business combination mainly for domestic market as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	4,470,464
Total non-current assets	8,783,049
Total Assets	13,253,513
Total current liabilities	370,326
Total non-current liabilities	1,200,124
Total liabilities	1,570,450

Identificable Net Assets Acquired / Investment value	11,683,063
Bargain purchase gain on December 31, 2019 (*)	(3,043,107)
Investment value	8,639,956

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard, located in the Eugenio Bustos district, San Carlos department in the province of Mendoza by a deed of sale and after having obtained regulatory approvals in Argentina.

The Company has determined the provisional fair values of assets and liabilities related to this business combination, mainly for export market, as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	-
Total non-current assets	2,730,067
Total Assets	2,730,067
Total current liabilities	-
Total non-current liabilities	549,697
Total liabilities	549,697

Identificable Net Assets Acquired / Investment value	2,180,370
Bargain purchase gain on December 31, 2020 (*)	(1,677,294)
Investment value	503,076

(*) See Note 32 - Other gain (losses)

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

(10) Embotelladoras Chilenas Unidas S.A., New Ecusa S.A. and Vending y Servicios CCU Ltda.

On April 1, 2019, the subsidiary New Ecusa S.A. was merged into Embotelladoras Chilenas United S.A., the latter becoming its legal continuator. The transaction mentioned above had no significant effect on the Company's results.

On June 1, 2019, the subsidiary Vending y Servicios CCU Ltda. merged into Embotelladoras Chilenas Unidas S.A., the latter becoming its legal continuator. The aforementioned had no significant effects on the Company's results.

(11) Milotur S.A.

On May 27, 2019, the subsidiary CCU Inversiones II Ltda. made a capital contribution to Milotur S.A. for an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488), maintaining its participation percentage.

On August 21, 2020, the subsidiary CCU Inversiones II Ltda. made a capital contribution to Milotur S.A. for an amount of US$ 4,000,000 (equivalent to ThCh$ 3,143,360), maintaining its participation percentage.

(12) Fábrica de Envases Plásticos S.A. (Plasco)

According to Plasco's extraordinary shareholders meeting dated May 31, 2019, a capital increase of ThCh$ 10,000,000 was agreed upon with the issuance of 16,000,000 shares at a price of ThCh$ 625 per share. Likewise, it is stipulated in said meeting that the shareholder Millahue S.A. will not concur with this increase. For this reason, 100% of the increase will be made by CCU S.A. This increase was materialized on June 25, 2019.

On November 2, 2020 as a Material Event, CCU informed to the Financial Market Commission that its subsidiary Fábrica de Envases Plásticos S.A. executed a memorandum of understanding with Envases CMF S.A, which establishes the preliminary terms and conditions of an investment agreement and a shareholders' agreement to be signed between both companies, regarding the design, construction, and operation of a facility capable of processing (recycling) Polyethylene Terephthalate (PET), through a new company to be organized in Chile, owned in equal parts (50/50) by the parties.

The closing of the transaction is subject to the fulfillment of certain suspensive conditions, customary for this type of agreement, among which is obtaining the consents of authorities required under applicable legislation.

As of today, it is not possible to determine the potential effect of the transaction on CCU´s financial statements and, as a joint venture, CCU will not consolidate the financial results of the company.

(13) Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total participation of 50.0010% on this subsidiary. (See Note 15 – Business combinations).

For this business combination, the fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	131,599
Total non-current assets	451,672
Total Assets	583,271
Total current liabilities	158,551
Total non-current liabilities	90,067
Total liabilities	248,618

Net identifiable assets acquired	334,653
Non-controlling interests	(167,323)
Goodwill	202,470
Investment value	369,800
F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As a result of the previously mentioned fair values, intangibles and goodwill have been generated, which are exposed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

On August 28, 2020, Szot carried out a capital increase equivalent to 95,710 shares. The shareholder CK suscribed 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L shares equivalent to ThCh$ 42,506. As a result of the aforementioned, CK ended with a total participation of 50.0005% in this subsidiary.

(14) Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares, of which CK subscribed 50 shares at a value of ThCh$ 50,000. As a consequence, CK owns 551 shares equivalent to 50.0909%. Aditionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

For this business combination, the provisional fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	114,510
Total non-current assets	1,035,490
Total Assets	1,150,000
Total current liabilities	-
Total non-current liabilities	-
Total liabilities	-

Net identifiable assets acquired	1,150,000
Non-controlling interests	(573,955)
Bargain purchase gain on December 31, 2020 (*)	(1,045)
Investment value on December 31, 2020	575,000

(*) See Note 32 – Other gain (losses)

As a consequence of the aforementioned fair values, intangibles have been largely generated, which are disclosed in Note 17 - Intangible Assets other than goodwill.

(15) La Barra S.A. (former ECOMCCU S.A.)

On March 20, 2020, the Company and its subsidiary Cervecera CCU Chile Ltda. incorporated the subsidiary ECOMCCU S.A. It is purpose will be marketing and sale of beverages, food products and household items. The capital of the subsidiary amounts to ThCh$ 1,500,000, divided into 1,500,000 shares. On July 22, 2020 the capital was paid.

On December 2, 2020 the first Extraordinary Shareholders' Meeting was held, where a change for the name of the subsidiary was agreed and it was renamed as La Barra S.A.

(16) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired 27% of the stock rights of the Paraguayan company Sajonia Brewing Company S.R.L., which ended with a 78% stake in this company. The amount paid for this transaction increased to ThCh$ 48,257 (400 million guaranies.)

On July 1, 2020, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the non-controlling interest of Sajonia Brewing Company S.R.L. by 21% and 1% respectively, thus reaching 100% of the participation. The amount paid for this transaccion was ThCh$ 33,458 (279 million guaranies).

F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

(17) Manantial S.A.

On April 16, 2020, the subsidiary Aguas CCU-Nestlé Chile S.A. (Aguas) made a capital contribution to the subsidiary Manantial S.A. for an amount of ThCh$ 1,500,000 resulting in Aguas with 99.0775% and Embotelladoras Chilenas Unidas S.A. with 0.9225% of the share capital.

(18) Inversiones Invex CCU Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. for an amount of ThCh$ 2,500,000.

(19) Inversiones Invex CCU Tres Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Tres Ltda. for an amount of ThCh$ 800,000.

E)	Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

F) Joint operations:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2020, Promarca S.A. recorded a profit of ThCh$ 4,100,979 (ThCh$ 4,511,337 in 2019 and ThCh$ 4,581,922 in 2018), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2020, BCP recorded a profit of ThCh$ 3,061,898 (ThCh$ 1,243,574 in 2019 and ThCh$ 1,137,233 in 2018), which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2020, BCCCU recorded a profit of ThCh$ 2,532,525 (ThCh$ 1,157,424 in 2019 and ThCh$ 1,263,169 in 2018), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above, letter a) to d), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

F-27

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 2 Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

The consolidated financial statements have been prepared on a historical basis, as modified by the subsequent valuation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

At the date of issuance of these Consolidated Financial Statements the following Standards, Amendments, Improvements and Interpretations to existing IFRS standards have not taken effect and the Company has not adopted in advance.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2022
IFRS 17	Insurance contracts.	January 1, 2023

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

F-28

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor does not have significant influence and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

F-29

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company uses the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentinian, Uruguayan, Paraguayan and Bolivian subsidiaries is the Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Bolivian, respectively. The functional currency of the joint venture in Colombia and associate in Perú is the Colombian Peso and Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

F-30

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(867,802)	(6,433,651)	2,312,604

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	710.95	748.74	694.77
Average US Dollar	Average USD	734.73	770.39	681.99
Euro	EUR	873.30	839.58	794.75
Argentine Peso	ARS	8.45	12.50	18.43
Uruguayan Peso	UYU	16.79	20.07	21.44
Canadian Dollar	CAD	557.00	573.26	509.62
Sterling Pound	GBP	967.15	983.24	882.36
Paraguayan Guarani	PYG	0.10	0.12	0.12
Swiss Franc	CHF	804.97	773.81	706.00
Bolivian	BOB	102.15	107.58	101.28
Australian Dollar	AUD	545.88	524.25	489.17
Danish Krone	DKK	117.40	112.41	106.44
Brazilian Real	BRL	137.33	186.51	179.59
Colombian Peso	COP	0.21	0.23	0.21
Adjustment units
Unidad de fomento (*)	UF	29,070.33	28,309.94	27,565.79
Unidad indexada (**)	UI	80.45	87.98	86.19

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

F-31

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Index used in hyperinflationary economies	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018

Argentina Consumer Price Index	384.01	284.14	284.14
Index percentage variation of Argentina Consumer Price Index	35.5%	54.2%	54.2%

2.5	Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities and derivative contracts.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the financial statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% and 99% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

F-32

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The Company considers that these financial assets are past-due when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a) Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b) Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

F-33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term. The fair value of derivative financial instruments that do not qualify for hedge accounting is immediately recognized in the consolidated statement of income under Other gains (losses). The fair value of these derivatives is recorded under Other financial assets and Other financial liabilities.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent periods and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly includes prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment items, including assets under financial lease, is calculated on a straight line basis over the estimated useful lives of property, plant and equipment items, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Glass containers, and plastic containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired, If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

Goodwill that forms part of the carrying amount of an investment in a joint venture is not separately recognized. The entire carrying amount of the investment in joint venture is assessed for impairment as a single asset provided that there are indications that the investment may be impaired.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Other Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the financial statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 23 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates. Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, both in Chile and Argentina, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occurs and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions), (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 4 Accounting changes

The Financial Market Commission (Comisión para el Mercado Financiero in Spanish) modified as of this year, the financial statement line item in which the right of use assets and lease liabilities are presented in the Statement of Financial Position. Until December 31, 2019, they were presented under the financial statement line item of Property, plant and equipment (net) and in Other financial liabilities (current and non-current), while the new presentation presents them as Right of use assets and Lease liabilities (current and non-current) separate financial statement line items within the statement of financial position.

During the year ended on December 31, 2020, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

Note 5 Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Area. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, of which some are considered as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance department while the Internal Audit Management department regularly reviews the control of this activity. Relationships with credit rating agencies and the monitoring of financial covenants are also managed by Administration and Finance department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analyses developed are merely for illustration purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials, products and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2020, the Company maintained foreign currency obligations amounting to ThCh$ 101,245,204 (ThCh$ 104,825,681 in 2019), mostly denominated in US Dollars. Obligations with banks in foreign currency ThCh$ 29,034,945 as of December 2020 (ThCh$ 38,185,534 in 2019) represent a 6% (14% in 2019) of total other financial liabilities. The remaining 94% (86% in 2019) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 195,343,807 (ThCh$ 210,988,726 in 2019) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 6,411,371 (net liability ThCh$ 15,899,371 in 2019).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2020, the net exposure of the Company in Chile in foreign currencies, after the use of derivate instruments, is passive in the amount of ThCh$ 1,451,523 (is asset ThCh$ 8,440,013 in 2019).

As of December 31, 2020, of the Company’s total sales, both in Chile and abroad, 7% (7% in 2019 and in 2018) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 62% (64% in 2019 and 61% in 2018) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates relating to the conversion from Argentine Peso, Uruguayan Peso, Paraguayan Guaraní, Bolivian Peso and Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia the associate in Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2020, related to assets and liabilities denominated in foreign currency, was a gain of ThCh$ 2,551,823 (a loss of ThCh$ 9,054,155 in 2019 and a gain of ThCh$ 3,299,657 in 2018). Considering exposure as of December 31, 2020 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 105,961 (a gain of ThCh$ 616,121 in 2019 and ThCh$ 99.589 in 2018) associated of the owners of the controller.

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2019 and in 2018), in currencies other than Chilean Peso, and that approximately 62% (64% in 2019 and 61% in 2018) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 22,919,408 (ThCh$ 27,683,581 in 2019 and ThCh$ 22,116,350 in 2018).

The Company can also be affected by changes in the Exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month. The operating income of foreign subsidiaries as of December 31, 2020 was a loss of ThCh$ 963,321 (net income of ThCh$ 20,517,569 in 2019 and ThCh$ 56,533,194 in 2018). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 96,332 (a gain of ThCh$ 2,051,757 in 2019 and ThCh$ 5,653,319 in 2018).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2020, amounted to ThCh$ 238,824,995, ThCh$ 1,337,526 and ThCh$ 119,777,994, respectively (ThCh$ 272,584,756, ThCh$ 1,149,291 and ThCh$ 124,612,431 in 2019). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 35,994,052 (ThCh$ 39,834,648 in 2019 and ThCh$ 37,008,642 in 2018) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”)

As of December 31, 2020, the Company had a total ThCh$ 8,250,670 in variable interest debt (ThCh$ 8,694,473 in 2019). Consequently, as of December 31, 2020, the company’s financing structure is made up of approximately 2% (3% in 2019) of debt with variable interest rate, and 98% (97% in 2019) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain and ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2020, after considering the effect of interest rates and currency swaps, a 100% (100% in 2019) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2020, including Exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2020, related to short and long-term debt amounted to ThCh$ 28,714,063 (ThCh$ 27,720,203 in 2019 and ThCh$ 23,560,662 in 2018). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 5,059 in 2018. As of December 31, 2020 and 2019, the company does not maintain variable interest debts.

Inflation risk

The Company maintains a series of agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 – Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2020, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 429,198 (a loss of ThCh$ 8,255,001 in 2019 and a gain of ThCh$ 742,041 in 2018). Assuming a reasonably possible 3% increase (decrease) in the UF and a 10% in the inflation rate in Argentina and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 1,589,705 (ThCh$ 4,781,394 in 2019 and ThCh$ 3,380,752 in 2018).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and from the international markets (mainly from Argentina). With local and argentine producers the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

The purchases and commitments entered for the acquisition of raw materials expose the Company to a price fluctuations risk. Malt represents approximately 7% of the direct cost of the Chile Operating segment (6% in 2019 and 5% in 2018). CCU Argentina acquires all of its malt from local producers.

As of December 31, 2020, in the Chile Operation segment, the cost of cans represented approximately 19% of direct costs (17% in 2019 and 12% in 2018). In the International Business Operating segment, the cost of cans represented approximately 36% of direct raw materials costs as of December 31, 2020 (38% in 2019 and in 2018).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 24% (31% in 2019 and 27% in 2018) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. for wine production are grapes harvested from its own vineyards and grapes and wine acquires from third parties through long-term and spot contracts. In the last 12 months, approximately 20% (27% in 2019) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 33% (43% in 2019) of our wine supply for export came from our own vineyards.

The remaining 80% (73% in 2019) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 65% (54% in 2019) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 16% (19% in 2019) of the total supply.

We should consider that as of December 31, 2020, wine represents 59% (60% in 2019) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 38% (33% in 2019).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2020, amounted to ThCh$ 757,097,886 (ThCh$ 694,307,741 in 2019 and ThCh$ 650,386,343 in 2018). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 38,770,441 (ThCh$ 33,084,911 in 2019 and ThCh$ 30,150,723 in 2018) for the Chile Operating segment, ThCh$ 13,698,385 (ThCh$ 14,807,640 in 2019 and ThCh$ 13,545,233 in 2018) for the International Business Operating segment and ThCh$ 8,959,908 (ThCh$ 8,310,433 in 2019 and ThCh$ 8,734,204 in 2018) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The domestic market mainly refers to accounts receivables in Chile and represents 70% of total trade accounts receivable (63% in 2019). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2020, is equivalent to 86% (86% in 2019) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 33 days overdue (30 days in 2019).

As of December 31, 2020, the Company has approximately 1,405 customers (1,381 customers in 2019) with more than Ch$ 10 million in debt each, which altogether represent approximately 88% (85% in 2019) of total trade accounts receivable. There are 272 customers (265 customers in 2019) with balances in excess of Ch$ 50 million each, representing approximately 76% (73% in 2019) of the total accounts receivable. The 92% (92% in 2019) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (100% in 2019).

As of December 31, 2020, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2020, that amount to ThCh$ 6,323,298 (ThCh$ 5,792,821 in 2019) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT’s export trade accounts receivable represent 13% of total trade accounts receivable (14% in 2019). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 98% (99% in 2019) of individually significant accounts receivable. This coverage accounts for more than 89% (89% in 2019) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2020, there were 60 customers (68 customers in 2019) with more than ThCh$ 65,000 of debt each, which represent 88% (93% in 2019) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 25 days average overdue (28 days average in 2019).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2020. See analysis of accounts receivable aging and losses due to impairment of accounts receivables. (See Note 10 – Trade and other receivables)).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2020 the effect is not material.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Tax risk

Our businesses are taxed with different duties, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

Health crises, pandemics or other contagious diseases at the global or regional level could have a negative impact on our operations and financial position

A health crisis, pandemics or other contagious diseases at the global or regional level, like Covid-19, declared a pandemic by the World Health Organization on March 2020, could have a negative impact on our operations and financial position. This is due to the fact these productions could not allow the normal Company's operation, limiting our supply and distribution capacity, and could be generate a contraction in demand for our products, as the periods with more restriction, like the second and third quarter of 2020. The level of the impact on our operation depending on factors that we cannot predict, such as the duration, spread and severity of the health crisis.

Any restrictive measure to control a contagious disease or other adverse public health development in any of the target markets may have a material and adverse effect on business operations. The duration of the pandemic remains uncertain at this time and therefore the impact it may have on the world, the economies where CCU operates or the financial markets cannot be predicted.

The Company has contingency plans to care the people and operational continuity, but we cannot assure that these plans are sufficient to mitigate a material impact on our results and financial position. Specifically, during 2020 we deployed a regional plan with three focuses: the health of workers and the people, operational continuity, and safeguarding the financial health of the Company. This allowed us to supply our customers and consumers with our products and maintain safety in the workplace. Up to date, CCU continues to sell, produce and distribute its products normally, in all the countries where it operates.

In conclusion, in 2020 the health crisis did not have significant effects for the Company on the risks detailed in this note.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The Company’s financial liabilities based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2020	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	125,906,105	836,693	39,751,923	79,476,094	12,885,867	803,482	133,754,059
Bond payable	332,416,479	4,954,003	7,303,258	34,748,671	109,950,580	255,265,277	412,221,789
Lease liabilities	32,134,911	1,689,539	4,415,461	7,687,792	4,724,806	23,943,806	42,461,404
Deposits for return of bottles and containers	14,116,167	-	14,116,167	-	-	-	14,116,167
Sub-Total	504,573,662	7,480,235	65,586,809	121,912,557	127,561,253	280,012,565	602,553,419
Derivatives
Derivatives not designated as hedges	4,243,939	4,243,939	-	-	-	-	4,243,939
Derivatives designated as hedges	5,323,640	1,176,303	4,521,259	-	-	-	5,697,562
Sub-Total	9,567,579	5,420,242	4,521,259	-	-	-	9,941,501
Total	514,141,241	12,900,477	70,108,068	121,912,557	127,561,253	280,012,565	612,494,920

As of December 31, 2019	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	142,196,520	20,991,920	33,633,237	84,363,883	10,396,997	966,733	150,352,770
Bond payable	140,551,686	4,932,819	4,878,698	18,973,584	18,107,650	163,272,427	210,165,178
Lease liabilities	33,070,356	1,433,720	4,540,987	6,652,459	4,049,398	26,579,745	43,256,309
Deposits for return of bottles and containers	13,290,754	-	13,290,754	-	-	-	13,290,754
Sub-Total	329,109,316	27,358,459	56,343,676	109,989,926	32,554,045	190,818,905	417,065,011
Derivatives
Derivatives not designated as hedges	240,394	229,726	10,668	-	-	-	240,394
Derivatives designated as hedges	805,306	460,503	439,381	-	-	-	899,884
Sub-Total	1,045,700	690,229	450,049	-	-	-	1,140,278
Total	330,155,016	28,048,688	56,793,725	109,989,926	32,554,045	190,818,905	418,205,289

(*) View current and non-current book value in Note 7– Financial Instruments.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 6 Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
a)	Information as per operating segments for the years ended December 31, 2020 and 2019:

	Chile		International Business		Wines		Others		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,208,196,118	1,134,048,629	391,125,264	452,267,652	223,273,704	203,230,777	-	-	1,822,595,086	1,789,547,058
Other income	18,300,114	16,438,937	11,403,939	11,724,538	4,240,620	3,806,545	1,053,919	1,023,619	34,998,592	32,993,639
Sales revenue between segments	16,266,638	13,816,469	299,622	495,259	7,696,044	5,284,436	(24,262,304)	(19,596,164)	-	-
Net sales	1,242,762,870	1,164,304,035	402,828,825	464,487,449	235,210,368	212,321,758	(23,208,385)	(18,572,545)	1,857,593,678	1,822,540,697
Change %	6.7	-	(13.3)	-	10.8	-	-	-	1.9	-
Cost of sales	(626,099,060)	(540,048,331)	(229,669,229)	(248,880,925)	(139,512,564)	(128,763,785)	11,244,931	9,374,851	(984,035,922)	(908,318,190)
% of Net sales	50.4	46.4	57.0	53.6	59.3	60.6	-	-	53.0	49.8
Gross margin	616,663,810	624,255,704	173,159,596	215,606,524	95,697,804	83,557,973	(11,963,454)	(9,197,694)	873,557,756	914,222,507
% of Net sales	49.6	53.6	43.0	46.4	40.7	39.4	-	-	47.0	50.2
MSD&A (1)	(443,636,760)	(429,093,171)	(189,421,217)	(210,155,693)	(64,790,758)	(55,595,811)	(6,941,510)	(9,726,563)	(704,790,245)	(704,571,238)
% of Net sales	35.7	36.9	47.0	45.2	27.5	26.2	-	-	37.9	38.7
Other operating income (expenses)	1,634,543	5,266,475	14,910,793	14,201,709	622,178	515,019	655,840	1,173,780	17,823,354	21,156,983
Adjusted operating result (2)	174,661,593	200,429,008	(1,350,828)	19,652,540	31,529,224	28,477,181	(18,249,124)	(17,750,477)	186,590,865	230,808,252
Change %	(12.9)	-	(106.9)	-	10.7	-	-	-	(19.2)	-
% of Net sales	14.1	17.2	(.3)	4.2	13.4	13.4	-	-	10.0	12.7
Net financial expense	-	-	-	-	-	-	-	-	(25,262,920)	(14,602,562)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,437,209)	(16,431,759)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	2,551,823	(9,054,155)
Results as per adjustment units	-	-	-	-	-	-	-	-	(429,198)	(8,255,001)
Other gains (losses)	-	-	-	-	-	-	-	-	(11,410,085)	3,156,799
Income before taxes									143,603,276	185,621,574
Tax income (expense)									(35,408,420)	(39,975,914)
Net income for year									108,194,856	145,645,660
Non-controlling interests									12,042,584	15,503,968
Net income attributable to equity holders of the parent									96,152,272	130,141,692
Depreciation and amortization	70,106,357	66,301,914	25,551,989	27,077,745	11,575,351	9,826,148	2,580,279	1,815,127	109,813,976	105,020,934
ORBDA (3)	244,767,950	266,730,922	24,201,161	46,730,285	43,104,575	38,303,329	(15,668,845)	(15,935,350)	296,404,841	335,829,186
Change %	(8.2)	-	(48.2)	-	12.5	-	-	-	(11.7)	-
% of Net sales	19.7	22.9	6.0	10.1	18.3	18.0	-	-	16.0	18.4

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
b)	Information as per operating segments for the years ended December 31, 2019 and 2018:

	Chile		International Business		Wines		Others		Total
	2019	2018	2019	2018 (4)	2019	2018	2019	2018 (4)	2019	2018 (5)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,134,048,629	1,080,974,052	452,267,652	473,972,819	203,230,777	201,305,759	-	-	1,789,547,058	1,756,252,630
Other income	16,438,937	15,754,493	11,724,538	9,404,839	3,806,545	4,190,594	1,023,619	(2,320,219)	32,993,639	27,029,707
Sales revenue between segments	13,816,469	12,845,646	495,259	548,184	5,284,436	1,022,378	(19,596,164)	(14,416,208)	-	-
Net sales	1,164,304,035	1,109,574,191	464,487,449	483,925,842	212,321,758	206,518,731	(18,572,545)	(16,736,427)	1,822,540,697	1,783,282,337
Change %	4.9	-	(4.0)	-	2.8	-	-	-	2.2	-
Cost of sales	(540,048,331)	(501,255,744)	(248,880,925)	(230,068,601)	(128,763,785)	(133,271,578)	9,374,851	4,584,531	(908,318,190)	(860,011,392)
% of Net sales	46.4	45.2	53.6	47.5	60.6	64.5	-	-	49.8	48.2
Gross margin	624,255,704	608,318,447	215,606,524	253,857,241	83,557,973	73,247,153	(9,197,694)	(12,151,896)	914,222,507	923,270,945
% of Net sales	53.6	54.8	46.4	52.5	39.4	35.5	-	-	50.2	51.8
MSD&A (1)	(429,093,171)	(407,242,869)	(210,155,693)	(210,591,361)	(55,595,811)	(52,408,689)	(9,726,563)	(11,332,903)	(704,571,238)	(681,575,822)
% of Net sales	36.9	36.7	45.2	43.5	26.2	25.4	-	-	38.7	38.2
Other operating income (expenses)	5,266,475	1,586,173	14,201,709	223,078,626	515,019	1,828,938	1,173,780	532,889	21,156,983	227,026,626
Adjusted operating result (2)	200,429,008	202,661,751	19,652,540	266,344,506	28,477,181	22,667,402	(17,750,477)	(22,951,910)	230,808,252	468,721,749
Change %	(1.1)	-	(92.6)	-	25.6	-	-	-	(50.8)	-
% of Net sales	17.2	18.3	4.2	55.0	13.4	11.0	-	-	12.7	26.3
Net financial expense	-	-	-	-	-	-	-	-	(14,602,562)	(7,766,206)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(16,431,759)	(10,815,520)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(9,054,155)	3,299,657
Results as per adjustment units	-	-	-	-	-	-	-	-	(8,255,001)	742,041
Other gains (losses)	-	-	-	-	-	-	-	-	3,156,799	4,029,627
Income before taxes									185,621,574	458,211,348
Tax income (expense)									(39,975,914)	(136,126,817)
Net income for year									145,645,660	322,084,531
Non-controlling interests									15,503,968	15,193,739
Net income attributable to equity holders of the parent									130,141,692	306,890,792
Depreciation and amortization	66,301,914	63,148,804	27,077,745	19,798,708	9,826,148	7,935,006	1,815,127	2,406,676	105,020,934	93,289,194
ORBDA (3)	266,730,922	265,810,555	46,730,285	286,143,214	38,303,329	30,602,408	(15,935,350)	(20,545,234)	335,829,186	562,010,943
Change %	0.3	-	(83.7)	-	25.2	-	-	-	(40.2)	-
% of Net sales	22.9	24.0	10.1	59.1	18.0	14.8	-	-	18.4	31.5

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The net impact, related to early termination of Budweiser license, on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.
(5)	The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.
F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Chile (1)	1,436,790,253	1,342,369,499	1,289,513,013
Argentina (2)	338,214,943	390,443,569	421,607,095
Uruguay	19,483,698	17,805,957	17,708,773
Paraguay	39,244,642	47,148,643	43,565,171
Bolivia (3)	23,860,142	24,773,029	10,888,285
Foreign countries	420,803,425	480,171,198	493,769,324
Total	1,857,593,678	1,822,540,697	1,783,282,337

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Sales information by customer

	For the years ended as of December 31,
Net Sales	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Domestic sales	1,729,519,439	1,702,109,548	1,664,613,889
Exports sales	128,074,239	120,431,149	118,668,448
Total	1,857,593,678	1,822,540,697	1,783,282,337

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,249,738,114	1,206,288,857	1,206,506,503
Non-alcoholic business	572,856,972	583,258,201	549,746,127
Others (1)	34,998,592	32,993,639	27,029,707
Total	1,857,593,678	1,822,540,697	1,783,282,337

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Chile operating segment	70,106,357	66,301,914	63,148,804
International Business operating segment	25,551,989	27,077,745	19,798,708
Wines operating segment	11,575,351	9,826,148	7,935,006
Others (1)	2,580,279	1,815,127	2,406,676
Total	109,813,976	105,020,934	93,289,194

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Cash flows from (used in) Operating activities	280,669,513	242,320,045	429,313,131
Chile operating segment	151,303,443	139,560,085	155,628,235
International business operating segment	46,144,420	3,885,657	228,740,495
Wines operating segment	30,806,504	37,196,293	14,340,011
Others	52,415,146	61,678,010	30,604,390

Cash flows from (used in) Investing Activities	(140,545,147)	(144,185,726)	(199,002,101)
Chile operating segment	(127,007,063)	(125,009,624)	(115,569,854)
International business operating segment	(31,326,275)	(38,558,437)	(35,475,310)
Wines operating segment	(13,617,314)	(28,895,781)	(16,749,301)
Others (1) (*)	31,405,505	48,278,116	(31,207,636)

Cash flows from (used in) Financing Activities	64,749,555	(199,420,161)	(52,963,862)
Chile operating segment	(32,340,146)	(14,458,606)	(60,093,788)
International business operating segment	8,883,672	25,039,794	(100,573,425)
Wines operating segment	23,435,811	439,231	3,741,241
Others (1) (*)	64,770,218	(210,440,580)	103,962,110

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.

(*) It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Chile operating segment	74,932,872	69,394,303	78,887,075
International Business operating segment	31,573,930	38,524,717	32,756,828
Wines operating segment	13,214,298	22,020,111	16,961,638
Others (1)	3,065,629	10,548,718	2,834,881
Total	122,786,729	140,487,849	131,440,422

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chile operating segment	1,473,645,561	1,255,267,920
International Business operating segment	428,447,375	460,237,744
Wines operating segment	425,591,825	380,892,311
Others (1)	197,651,771	257,292,739
Total	2,525,336,532	2,353,690,714
(1)	Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chile (1)	2,065,140,158	1,862,882,784
Argentina (2)	353,431,002	370,434,173
Uruguay	23,678,290	26,403,153
Paraguay	48,742,190	55,536,326
Bolivia (3)	34,344,892	38,434,278
Total	2,525,336,532	2,353,690,714
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chile operating segment	599,712,023	479,278,341
International Business operating segment	174,963,952	170,050,938
Wines operating segment	175,772,540	139,805,629
Others (1)	166,069,342	121,628,583
Total	1,116,517,857	910,763,491

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2020	2019	2018 (*)
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,822,595,086	1,789,547,058	1,756,252,630
Other income		34,998,592	32,993,639	27,029,707
Net sales		1,857,593,678	1,822,540,697	1,783,282,337
Change %		1.9	2.2	-
Cost of sales		(984,035,922)	(908,318,190)	(860,011,392)
% of Net sales		53.0	49.8	48.2
Gross margin		873,557,756	914,222,507	923,270,945
% of Net sales		47.0	50.2	51.8
MSD&A (1)		(704,790,245)	(704,571,238)	(681,575,822)
% of Net sales		37.9	38.7	38.2
Other operating income (expenses)		17,823,354	21,156,983	227,026,626
Adjusted operating result (2)		186,590,865	230,808,252	468,721,749
Change %		(19.2)	(50.8)	-
% of Net sales		10.0	12.7	26.3
Net financial expense	33	(25,262,920)	(14,602,562)	(7,766,206)
Equity and income of associates and joint ventures	16	(8,437,209)	(16,431,759)	(10,815,520)
Gains (losses) on exchange differences	33	2,551,823	(9,054,155)	3,299,657
Results as per adjustment units	33	(429,198)	(8,255,001)	742,041
Other gains (losses)	32	(11,410,085)	3,156,799	4,029,627
Income before taxes		143,603,276	185,621,574	458,211,348
Tax income (expense)	25	(35,408,420)	(39,975,914)	(136,126,817)
Net income for year		108,194,856	145,645,660	322,084,531
Non-controlling interests	29	12,042,584	15,503,968	15,193,739
Net income attributable to equity holders of the parent		96,152,272	130,141,692	306,890,792
Depreciation and amortization	30	109,813,976	105,020,934	93,289,194
ORBDA (3)		296,404,841	335,829,186	562,010,943
Change %		(11.7)	(40.2)	-
% of Net sales		16.0	18.4	31.5

(*) The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

See definition of (1), (2) and (3), in information as per Operating segment under this Note.

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018 (*)
	ThCh$	ThCh$	ThCh$
Net income of year	108,194,856	145,645,660	322,084,531
Add (Subtract):
Other gains (losses)	11,410,085	(3,156,799)	(4,029,627)
Finance income	(3,451,143)	(13,117,641)	(15,794,456)
Finance costs	28,714,063	27,720,203	23,560,662
Share of net loss of joint ventures and associates accounted for using the equity method	8,437,209	16,431,759	10,815,520
Gains (losses) on exchange differences	(2,551,823)	9,054,155	(3,299,657)
Result as per adjustment units	429,198	8,255,001	(742,041)
Income tax expense	35,408,420	39,975,914	136,126,817
Adjusted operating result	186,590,865	230,808,252	468,721,749
Depreciation and amortization	109,813,976	105,020,934	93,289,194
ORBDA	296,404,841	335,829,186	562,010,943

(*) The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(337,101,549)	(327,543,973)	(314,391,183)
Administrative expenses	(138,811,668)	(136,975,243)	(152,376,458)
Other expenses by function	(230,349,566)	(241,479,749)	(216,236,609)
Other expenses included in ´Other expenses by function´	1,472,538	1,427,727	1,428,428
Total MSD&A	(704,790,245)	(704,571,238)	(681,575,822)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 - Investments accounted for using equity method.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	3,412,197	-
Market securities and investments in other companies	7,329,096	-	6,245,817	-
Derivatives designated as hedges	4,661,049	11,953,435	157,344	4,670,538
Total other financial assets	12,212,588	11,953,435	9,815,358	4,670,538
Accounts receivable - trade and other receivable (net)	275,387,923	1,860,635	300,013,940	3,224,627
Accounts receivable from related parties	5,313,079	132,555	3,278,685	118,122
Total accounts receivables	280,701,002	1,993,190	303,292,625	3,342,749
Sub-Total financial assets	292,913,590	13,946,625	313,107,983	8,013,287
Cash and cash equivalents	396,389,016	-	196,369,224	-
Total financial assets	689,302,606	13,946,625	509,477,207	8,013,287
Bank borrowings	37,754,705	88,151,400	42,447,438	99,749,082
Bonds payable	7,691,023	324,725,456	6,744,739	133,806,947
Deposits for return of bottles and containers	14,116,167	-	13,290,754	-
Total financial liabilities measured at amortized cost	59,561,895	412,876,856	62,482,931	233,556,029
Derivatives not designated as hedges	4,243,939	-	240,394	-
Derivatives designated as hedges	5,323,640	-	805,306	-
Total financial derivative liabilities	9,567,579	-	1,045,700	-
Total other financial liabilities (*)	69,129,474	412,876,856	63,528,631	233,556,029
Lease Liabilities	4,934,639	27,200,272	4,857,097	28,213,259
Total lease liabilities (**)	4,934,639	27,200,272	4,857,097	28,213,259
Account payable- trade and other payable	324,521,077	19,875	306,655,558	26,550
Accounts payable to related parties	18,432,354	-	8,979,434	-
Total commercial obligations and other accounts payable	342,953,431	19,875	315,634,992	26,550
Total financial liabilities	417,017,544	440,097,003	384,020,720	261,795,838

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	222,443	3,412,197	3,412,197
Market securities and investments in other companies	7,329,096	7,329,096	6,245,817	6,245,817
Derivatives designated as hedges	16,614,484	16,614,484	4,827,882	4,827,882
Total other financial assets	24,166,023	24,166,023	14,485,896	14,485,896
Accounts receivable - trade and other receivable (net)	277,248,558	277,248,558	303,238,567	303,238,567
Accounts receivable from related parties	5,445,634	5,445,634	3,396,807	3,396,807
Total accounts receivables	282,694,192	282,694,192	306,635,374	306,635,374
Sub-Total financial assets	306,860,215	306,860,215	321,121,270	321,121,270
Cash and cash equivalents	396,389,016	396,389,016	196,369,224	196,369,224
Total financial assets	703,249,231	703,249,231	517,490,494	517,490,494
Bank borrowings	125,906,105	131,188,200	142,196,520	149,583,520
Bonds payable	332,416,479	373,570,478	140,551,686	189,670,078
Deposits for return of bottles and containers	14,116,167	14,116,167	13,290,754	13,290,754
Total financial liabilities measured at amortized cost	472,438,751	518,874,845	296,038,960	352,544,352
Derivatives not designated as hedges	4,243,939	4,243,939	240,394	240,394
Derivatives designated as hedges	5,323,640	5,323,640	805,306	805,306
Total financial derivative liabilities	9,567,579	9,567,579	1,045,700	1,045,700
Total other financial liabilities (*)	482,006,330	528,442,424	297,084,660	353,590,052
Lease Liabilities	32,134,911	32,134,911	33,070,356	33,070,356
Total lease liabilities (**)	32,134,911	32,134,911	33,070,356	33,070,356
Account payable- trade and other payable	324,540,952	324,540,952	306,682,108	306,682,108
Accounts payable to related parties	18,432,354	18,432,354	8,979,434	8,979,434
Total commercial obligations and other accounts payable	342,973,306	342,973,306	315,661,542	315,661,542
Total financial liabilities	857,114,547	903,550,641	645,816,558	702,321,950

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, financial derivative liabilities, and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
b)	Financial instruments by category:

As of December 31, 2020	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	222,443	-	-	222,443
Marketable securities and investments in other companies	7,329,096	-	-	7,329,096
Derivatives designated as hedges	-	-	16,614,484	16,614,484
Total other financial assets	7,551,539	-	16,614,484	24,166,023
Cash and cash equivalents	-	396,389,016	-	396,389,016
Trade and other receivable (net)	-	277,248,558	-	277,248,558
Accounts receivable from related parties	-	5,445,634	-	5,445,634
Total financial assets	7,551,539	679,083,208	16,614,484	703,249,231

As of December 31, 2020	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	125,906,105	125,906,105
Bonds payable	-	-	332,416,479	332,416,479
Deposits for return of bottles and containers	-	-	14,116,167	14,116,167
Derivatives not designated as hedges	4,243,939	-	-	4,243,939
Derivatives designated as hedges	-	5,323,640	-	5,323,640
Total Other financial liabilities	4,243,939	5,323,640	472,438,751	482,006,330
Leases liabilities	-	-	32,134,911	32,134,911
Account payable- trade and other payable	-	-	324,540,952	324,540,952
Accounts payable to related parties	-	-	18,432,354	18,432,354
Total financial liabilities	4,243,939	5,323,640	847,546,968	857,114,547

As of December 31, 2019	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,412,197	-	-	3,412,197
Marketable securities and investments in other companies	6,245,817	-	-	6,245,817
Derivatives designated as hedges	-	-	4,827,882	4,827,882
Total other financial assets	9,658,014	-	4,827,882	14,485,896
Cash and cash equivalents	-	196,369,224	-	196,369,224
Trade and other receivable (net)	-	303,238,567	-	303,238,567
Accounts receivable from related parties	-	3,396,807	-	3,396,807
Total financial assets	9,658,014	503,004,598	4,827,882	517,490,494

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	142,196,520	142,196,520
Bonds payable	-	-	140,551,686	140,551,686
Deposits for return of bottles and containers	-	-	13,290,754	13,290,754
Derivatives not designated as hedges	240,394	-	-	240,394
Derivatives designated as hedges	-	805,306	-	805,306
Total Other financial liabilities	240,394	805,306	296,038,960	297,084,660
Leases liabilities	-	-	33,070,356	33,070,356
Account payable- trade and other payable	-	-	306,682,108	306,682,108
Accounts payable to related parties	-	-	8,979,434	8,979,434
Total financial liabilities	240,394	805,306	644,770,858	645,816,558

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2020				As of December 31, 2019
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	4	10,000	16,614,484	4,815,182	1	2,000	4,571,984	805,306
Less than a year	-	-	4,661,049	4,815,182	-	-	-	805,306
Between 1 and 5 years	4	10,000	11,953,435	-	1	2,000	4,571,984	-
Cross currency interest rate swaps USD/EURO	1	11,600	-	508,458	1	11,600	255,898	-
Less than a year	1	11,600	-	508,458	-	-	157,344	-
Between 1 and 5 years	-	-	-	-	1	11,600	98,554	-
Total	5		16,614,484	5,323,640	2		4,827,882	805,306
Forwards USD	21	101,418	63,143	4,118,216	14	72,593	2,989,286	160,803
Less than a year	21	101,418	63,143	4,118,216	14	72,593	2,989,286	160,803
Forwards Euro	5	23,884	9,819	125,723	5	26,393	412,065	79,591
Less than a year	5	23,884	9,819	125,723	5	26,393	412,065	79,591
Forwards CAD	1	2,500	100,958	-	1	800	10,846	-
Less than a year	1	2,500	100,958	-	1	800	10,846	-
Forwards GBP	1	800	48,523	-	-	-	-	-
Less than a year	1	800	48,523	-	-	-	-	-
Total	28		222,443	4,243,939	20		3,412,197	240,394
Total instruments	33		16,836,927	9,567,579	22		8,240,079	1,045,700

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 – Other financial liabilities.

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2020
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	USD	8,288,973	EUR	8,797,431	(508,458)	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	53,163,284	CLP	48,502,235	4,661,049	09-15-2021
Banco Santander	Flow interest rate on bank bonds	UF	99,523,402	CLP	96,705,562	2,817,840	08-10-2023
Banco Scotiabank	Flow interest rate on bank bonds	UF	63,400,143	CLP	61,365,413	2,034,730	06-01-2023
Banco Santander	Flow interest rate on bank bonds	UF	94,206,548	CLP	91,920,865	2,285,683	06-01-2023

As of December 31, 2019
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,820,379	EUR	8,564,481	255,898	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	59,233,320	CLP	55,466,642	3,766,678	09-15-2021

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2020, a credit before income taxes of ThCh$ 4,068,855 (ThCh$ 345,986 and ThCh$ 63,008, in 2019 and 2018, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.
Level 2

Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2020	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	222,443	-
Market securities and investments in other companies	7,329,096	7,329,096	-	-
Derivatives designated as hedges	16,614,484	-	16,614,484	-
Total other financial assets	24,166,023	7,329,096	16,836,927	-
Derivatives not designated as hedges	4,243,939	-	4,243,939	-
Derivatives designated as hedges	5,323,640	-	5,323,640	-
Total financial derivative liabilities	9,567,579	-	9,567,579	-

As of December 31, 2019	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	-	3,412,197	-
Market securities and investments in other companies	6,245,817	6,245,817	-	-
Derivatives designated as hedges	4,827,882	-	4,827,882	-
Total other financial assets	14,485,896	6,245,817	8,240,079	-
Derivatives not designated as hedges	240,394	-	240,394	-
Derivatives designated as hedges	805,306	-	805,306	-
Total financial derivative liabilities	1,045,700	-	1,045,700	-

During the year ended as of December 31, 2020, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 8 Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$	ThCh$
Cash on hand	320,274	242,308	221,071
Bank balances	80,767,977	71,393,732	64,085,358
Cash	81,088,251	71,636,040	64,306,429
Time deposits	106,109,299	4,356,420	46,723,278
Securities purchased under resale agreements	179,357,487	101,077,015	196,319,058
Investments in mutual funds	19,194,583	5,888,424	10,194,222
Short term investments classified as cash equivalents	198,552,070	106,965,439	206,513,280
Cash equivalents	304,661,369	111,321,859	253,236,558
Overnight deposits	10,639,396	13,411,325	1,471,063
Total other cash and cash equivalents	10,639,396	13,411,325	1,471,063
Total	396,389,016	196,369,224	319,014,050

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of cash and cash equivalents by currency as of December 31, 2020, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	83,672	3,702	-	13,683	-	26,056	193,161	-	320,274
Bank balances	63,009,146	7,026,213	862,011	2,474,235	1,213,256	2,508,234	3,227,494	447,388	80,767,977
Cash	63,092,818	7,029,915	862,011	2,487,918	1,213,256	2,534,290	3,420,655	447,388	81,088,251
Time deposits	92,915,729	4,621,188	-	8,572,382	-	-	-	-	106,109,299
Securities purchased under resale agreements	179,353,248	4,239	-	-	-	-	-	-	179,357,487
Investments in mutual funds	-	-	-	19,194,583	-	-	-	-	19,194,583
Short term investments classified as cash equivalents	179,353,248	4,239	-	19,194,583	-	-	-	-	198,552,070
Cash equivalents	272,268,977	4,625,427	-	27,766,965	-	-	-	-	304,661,369
Overnight deposits	-	10,639,396	-	-	-	-	-	-	10,639,396
Total other cash and cash equivalents	-	10,639,396	-	-	-	-	-	-	10,639,396
Total	335,361,795	22,294,738	862,011	30,254,883	1,213,256	2,534,290	3,420,655	447,388	396,389,016

The composition of cash and cash equivalents by currency as of December 31, 2019, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	92,440	3,964	-	6,727	-	-	139,177	-	242,308
Bank balances	48,583,607	10,176,489	2,592,865	1,577,902	1,384,395	2,763,191	3,184,376	1,130,907	71,393,732
Cash	48,676,047	10,180,453	2,592,865	1,584,629	1,384,395	2,763,191	3,323,553	1,130,907	71,636,040
Time deposits	2,450,392	1,906,028	-	-	-	-	-	-	4,356,420
Securities purchased under resale agreements	101,077,015	-	-	-	-	-	-	-	101,077,015
Investments in mutual funds	-	-	-	5,888,424	-	-	-	-	5,888,424
Short term investments classified as cash equivalents	101,077,015	-	-	5,888,424	-	-	-	-	106,965,439
Cash equivalents	103,527,407	1,906,028	-	5,888,424	-	-	-	-	111,321,859
Overnight deposits	-	13,411,325	-	-	-	-	-	-	13,411,325
Total other cash and cash equivalents	-	13,411,325	-	-	-	-	-	-	13,411,325
Total	152,203,454	25,497,806	2,592,865	7,473,053	1,384,395	2,763,191	3,323,553	1,130,907	196,369,224

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of cash and cash equivalents by currency as of December 31, 2018, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,940	5,290	-	5,477	-	-	132,364	-	221,071
Bank balances	39,692,222	17,550,277	954,640	1,039,825	548,975	2,495,748	1,127,401	676,270	64,085,358
Cash	39,770,162	17,555,567	954,640	1,045,302	548,975	2,495,748	1,259,765	676,270	64,306,429
Time deposits	24,755,756	-	-	21,967,522	-	-	-	-	46,723,278
Securities purchased under resale agreements	196,319,058	-	-	-	-	-	-	-	196,319,058
Investments in mutual funds	-	-	-	10,194,222	-	-	-	-	10,194,222
Short term investments classified as cash equivalents	196,319,058	-	-	10,194,222	-	-	-	-	206,513,280
Cash equivalents	221,074,814	-	-	32,161,744	-	-	-	-	253,236,558
Overnight deposits	-	1,471,063	-	-	-	-	-	-	1,471,063
Total other cash and cash equivalents	-	1,471,063	-	-	-	-	-	-	1,471,063
Total	260,844,976	19,026,630	954,640	33,207,046	548,975	2,495,748	1,259,765	676,270	319,014,050

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of time deposits is detailed as follows:

As of December 31, 2020:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Bice - Chile	11-30-2020	01-18-2021	CLP	599,924	0.02
Banco Bice - Chile	12-01-2020	02-16-2021	CLP	500,562	0.02
Banco Bice - Chile	12-21-2020	01-05-2021	CLP	171,656	0.02
Banco Consorcio - Chile	11-30-2020	01-11-2021	CLP	1,199,904	0.02
Banco de Chile	11-30-2020	02-22-2021	CLP	1,036,848	0.02
Banco de Chile	11-30-2020	01-20-2021	CLP	599,916	0.02
Banco de Chile	12-29-2020	01-05-2021	USD	3,554,760	0.05
Banco de Chile	12-29-2020	01-05-2021	USD	1,066,428	0.05
Banco de Chile	12-29-2020	01-05-2021	CLP	2,750,018	0.01
Banco de Crédito e Inversiones - Chile	12-03-2020	01-07-2021	CLP	4,001,080	0.03
Banco de Crédito e Inversiones - Chile	12-03-2020	01-12-2021	CLP	2,970,653	0.03
Banco de Crédito e Inversiones - Chile	12-04-2020	02-02-2021	CLP	3,035,095	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-09-2021	CLP	4,005,434	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-19-2021	CLP	4,000,760	0.03
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	349,981	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	1,599,915	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	150,770	0.02
Banco del Estado de Chile	12-02-2020	03-02-2021	CLP	3,203,525	0.02
Banco del Estado de Chile	12-14-2020	03-12-2021	CLP	2,998,561	0.02
Banco del Estado de Chile	12-28-2020	01-07-2021	CLP	599,968	0.02
Banco del Estado de Chile	12-28-2020	01-04-2021	CLP	5,160,074	0.01
Banco Galicia	12-22-2020	01-21-2021	ARS	4,264,230	0.03
Banco Itaú - Chile	12-18-2020	03-18-2021	CLP	5,003,388	0.04
Banco Itaú - Chile	12-22-2020	02-19-2021	CLP	4,002,133	0.04
Banco Patagonia	12-11-2020	01-11-2021	ARS	4,308,152	0.03
Banco Santander - Chile	10-23-2020	01-21-2021	CLP	3,002,365	0.02
Banco Santander - Chile	11-26-2020	01-11-2021	CLP	5,001,133	0.02
Banco Santander - Chile	11-26-2020	01-25-2021	CLP	5,001,133	0.02
Banco Santander - Chile	12-04-2020	02-02-2021	CLP	5,000,867	0.02
Banco Security - Chile	11-26-2020	01-22-2021	CLP	5,001,133	0.02
Banco Security - Chile	12-29-2020	03-29-2021	CLP	3,953,938	0.03
Scotiabank Chile	11-26-2020	02-23-2021	CLP	4,928,234	0.02
Scotiabank Chile	11-26-2020	02-24-2021	CLP	5,074,166	0.02
Scotiabank Chile	12-16-2020	02-15-2021	CLP	7,972,555	0.02
Scotiabank Chile	12-24-2020	03-24-2021	CLP	40,040	0.03
Total				106,109,299

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-27-2019	01-03-2020	CLP	2,450,392	0.12
Banco de Chile	12-27-2019	01-09-2020	USD	1,108,307	0.12
Banco de Chile	12-20-2019	01-10-2020	USD	486,897	0.12
Banco de Chile	12-23-2019	01-06-2020	USD	310,824	0.12
Total				4,356,420

As of December 31, 2018:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-21-2018	01-30-2019	USD	486,812	0.29
Banco de Chile	12-24-2018	01-09-2019	CLP	1,250,613	0.21
Banco de Chile	12-26-2018	01-25-2019	USD	139,017	0.27
Banco de Chile	12-27-2018	01-25-2019	USD	62,548	0.23
Banco Francés - Argentina	12-07-2018	03-07-2019	ARS	5,921,330	0.53
Banco Francés - Argentina	12-12-2018	03-12-2019	ARS	5,110,766	0.50
Banco HSBC - Argentina	12-12-2018	03-12-2019	ARS	4,921,479	0.50
Banco Itaú - Argentina	11-07-2018	01-07-2019	ARS	6,013,947	0.58
Banco Santander - Chile	12-18-2018	01-10-2019	CLP	2,803,033	0.25
Banco Santander - Chile	12-19-2018	01-10-2019	CLP	10,010,400	0.26
Banco Santander - Chile	12-27-2018	01-24-2019	CLP	10,003,333	0.25
Total				46,723,278
F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2020:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	12,198,902	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	799,928	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	3,499,685	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	1,799,838	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	849,924	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	5,000,000	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	301,140	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	75	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	327	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	168	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	79	0.01
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	598,213	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-05-2021	CLP	1,497,373	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-21-2021	CLP	1,546,802	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	997,022	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-28-2020	01-05-2021	CLP	25,177,686	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-05-2021	CLP	2,553,682	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-07-2021	CLP	1,989,442	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	498,511	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-07-2021	CLP	598,291	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-05-2021	CLP	2,642	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-05-2021	CLP	246,346	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-07-2021	CLP	10,578	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-14-2021	CLP	667,953	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-07-2021	CLP	1,715	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-30-2020	01-21-2021	CLP	453,218	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2020	01-14-2021	CLP	1,500,045	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2020	01-05-2021	CLP	4,823,214	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-30-2020	01-14-2021	CLP	2,000,020	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2020	01-14-2021	CLP	7,832,132	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2020	01-21-2021	CLP	1,200,012	0.03
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,815	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	900,084	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	3,025	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,512	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2020	01-14-2021	CLP	8,400,084	0.03
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	5,000,000	0.02
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-30-2020	01-14-2021	CLP	1,000,010	0.03
BASA - Paraguay	BASA - Paraguay	10-19-2020	01-18-2021	USD	4,239	0.02
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2020	01-14-2021	CLP	11,525,797	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2020	01-07-2021	CLP	4,793,536	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-07-2021	CLP	20,639,190	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-14-2021	CLP	5,031,227	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-07-2021	CLP	37,761	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-14-2021	CLP	12,085,681	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2020	01-07-2021	CLP	3,530,093	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2020	01-14-2021	CLP	1,995,032	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	9,363,062	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-07-2021	CLP	14,000,280	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	600,012	0.03
Total					179,357,487

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2019	01-02-2020	CLP	6,176,480	0.22
BanChile Corredores de Bolsa S.A.	Banco Bice - Chile	12-27-2019	01-02-2020	CLP	734,448	0.18
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-27-2019	01-02-2020	CLP	2,776,880	0.18
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-02-2020	CLP	1,124,056	0.22
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-09-2020	CLP	100,005	0.16
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-02-2020	CLP	489,632	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-16-2020	CLP	376,110	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-24-2020	CLP	369,030	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2019	01-03-2020	CLP	12,003,360	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	4,001,333	0.20
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-23-2019	01-06-2020	CLP	1,200,672	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	6,002,000	0.20
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	500,167	0.20
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2019	01-03-2020	CLP	5,001,400	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	200,012	0.18
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-24-2020	CLP	331,012	0.18
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	300,018	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-27-2019	01-03-2020	CLP	4,001,120	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	9,403,133	0.20
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2019	01-16-2020	CLP	5,959,517	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2019	01-02-2020	CLP	658,478	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-30-2019	01-16-2020	CLP	1,000,060	0.18
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-27-2019	01-02-2020	CLP	1,192,040	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-27-2019	01-09-2020	CLP	1,200,336	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-30-2019	01-16-2020	CLP	3,864,985	0.18
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2019	01-03-2020	CLP	2,289,511	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,500,525	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,211,714	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	814,100	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-06-2020	CLP	639,513	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2019	01-03-2020	CLP	5,109,314	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	5,705,073	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-26-2019	01-03-2020	CLP	2,950,955	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-26-2019	01-03-2020	CLP	2,926,683	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-27-2019	01-06-2020	CLP	8,363,007	0.21
Total					101,077,015

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2018:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-17-2018	01-04-2019	CLP	6,807,616	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-20-2018	01-10-2019	CLP	3,552,994	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-10-2019	CLP	1,196,505	0.23
BanChile Corredores de Bolsa S.A.	Banco BICE - Chile	12-21-2018	01-10-2019	CLP	1,997,067	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	709,418	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-21-2018	01-10-2019	CLP	296,155	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	184,213	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-16-2019	CLP	283,475	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-16-2019	CLP	91,813	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-15-2019	CLP	10,004,000	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-10-2019	CLP	300,885	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	1,100,440	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	490,196	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-10-2019	CLP	5,001,235	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	3,500,840	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	1,500,360	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-13-2018	01-14-2019	CLP	4,105,904	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-14-2018	01-02-2019	CLP	1,094,729	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-14-2018	01-02-2019	CLP	7,009,520	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-14-2018	01-02-2019	CLP	1,911,598	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-02-2019	CLP	415,536	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-14-2018	01-02-2019	CLP	5,690,513	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-30-2019	CLP	250,340	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-20-2018	01-30-2019	CLP	500,440	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-24-2018	01-10-2019	CLP	199,653	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	950,991	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-26-2018	01-30-2019	CLP	2,634,725	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-26-2018	01-30-2019	CLP	6,702,680	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-26-2018	01-30-2019	CLP	4,829,042	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2018	01-30-2019	CLP	8,848,606	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2018	01-30-2019	CLP	6,560,550	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-26-2018	01-30-2019	CLP	1,650,525	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-26-2018	01-30-2019	CLP	4,881,954	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio	12-26-2018	01-30-2019	CLP	3,427,727	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-15-2019	CLP	3,279,009	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2018	01-15-2019	CLP	472,241	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-10-2019	CLP	600,200	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2018	01-15-2019	CLP	3,001,000	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	11-30-2018	01-04-2019	CLP	3,899,730	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	11-30-2018	01-04-2019	CLP	2,216,658	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-02-2019	CLP	2,859,342	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-30-2019	CLP	270,405	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-13-2018	01-16-2019	CLP	233,620	0.25
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-13-2018	01-16-2019	CLP	1,969,680	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-13-2018	01-02-2019	CLP	3,550,258	0.25
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-17-2018	01-02-2019	CLP	2,876,187	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-02-2019	CLP	7,880,787	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-17-2018	01-16-2019	CLP	1,474,627	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-16-2019	CLP	1,550,072	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-16-2019	CLP	1,230,260	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-02-2019	CLP	4,911,284	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-19-2018	01-10-2019	CLP	6,881,358	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-19-2018	01-10-2019	CLP	7,941,664	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-19-2018	01-10-2019	CLP	3,822,988	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-19-2018	01-10-2019	CLP	4,451,265	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	1,963,352	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	185,620	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	1,967,453	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	895,503	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	4,802,350	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-24-2018	01-10-2019	CLP	2,602,140	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	2,501,517	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-24-2018	01-09-2019	CLP	900,546	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-30-2019	CLP	1,190,413	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-10-2019	CLP	3,801,316	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-27-2018	01-15-2019	CLP	9,453,276	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-27-2018	01-09-2019	CLP	2,000,692	0.26
Total					196,319,058

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	(19,287,372)	(13,549,638)	(59,505,559)
Cash flow used for control of subsidiaries or other business (2)	(86,912)	-	(49,222,782)
Payment for changes in ownership interests in subsidiaries (3)	(1,028,076)	(8,652,268)	(5,819,495)
Total	(20,402,360)	(22,201,906)	(114,547,836)

(1)	In 2020 corresponds to capital contributions made Central Cervecera de Colombia S.A.S., and in 2019 and 2018 to Zona Franca Central Cervecera S.A.S. (see Note 16 – Investments accounted using equity method).
(2)	In 2020 See Note 1 – general information, letter D), number (16). In 2018, the Company, through its subsidiary, CCU Inversiones S.A. correspond to the acquisition of 15.79% of VSPT (see Note 1 – General information, letter D) number 3)).
(3)	See Note 15 – Business combinations. For year 2020 letters e) and f), for year 2019 letters c) and d) and for year 2018 letters a) and b).

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,279,763	-	3,709,267	1,701
Advertising	8,467,220	7,436,606	8,940,821	5,372,024
Advances to suppliers	1,495,893	-	7,548,987	3,876
Prepaid expenses	1,138,498	885,281	1,069,839	1,510,785
Total advances	14,381,374	8,321,887	21,268,914	6,888,386
Guarantees paid	11,153	142,232	30,592	139,742
Consumables	462,362	-	481,494	-
Dividends receivable	423,669	-	614,591	-
Other	-	15,549	-	14,169
Total other assets	897,184	157,781	1,126,677	153,911
Total	15,278,558	8,479,668	22,395,591	7,042,297

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Payments made to suppliers mainly for assets constructions and purchases of property, plants and equipments.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.
F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	-	154,120,306	-
International business operating segment	47,024,646	-	66,023,849	-
Wines operating segment	49,402,271	-	51,727,913	-
Total commercial debtors	248,689,430	-	271,872,068	-
Impairment loss estimate	(6,323,298)	-	(5,792,821)	-
Total commercial debtors - net	242,366,132	-	266,079,247	-
Others accounts receivables (1)	33,021,791	1,860,635	33,934,693	3,224,627
Total other accounts receivable	33,021,791	1,860,635	33,934,693	3,224,627
Total	275,387,923	1,860,635	300,013,940	3,224,627

(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented. Additionally, in 2019 the balance of the remaining 50% from the sale of a land located at Avenida Huasco N° 105, Vallenar, of the subsidiary Compañía Pisquera de Chile S.A. was presented under this item. This payment is going to be made in 2021 by an amount of ThCh$ 1,916,172 and it was reclassified to Other current account receivables as of December 31, 2020.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chilean Peso	183,196,543	181,846,678
Argentine Peso	39,900,845	57,199,230
US Dollar	29,115,797	35,796,040
Euro	8,750,745	9,709,996
Unidad de Fomento	1,193,711	3,242,714
Uruguayan Pesos	4,374,350	4,350,677
Paraguayan Guarani	6,739,979	7,411,985
Bolivian	1,464,727	1,919,063
Others currencies	2,511,861	1,762,184
Total	277,248,558	303,238,567

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The detail of the accounts receivable maturities as of December 31, 2020, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	142,464,783	3,564,538	426,074	4,102,860	1,704,258
International business operating segment	47,024,646	41,271,483	4,421,421	232,540	92,003	1,007,199
Wines operating segment	49,402,271	44,612,286	4,121,263	296,220	281,739	90,763
Total commercial debtors	248,689,430	228,348,552	12,107,222	954,834	4,476,602	2,802,220
Impairment loss estimate	(6,323,298)	(1,030,614)	(415,004)	(252,497)	(2,150,796)	(2,474,387)
Total commercial debtors - net	242,366,132	227,317,938	11,692,218	702,337	2,325,806	327,833
Others accounts receivables	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total other accounts receivable	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total current	275,387,923	260,000,380	11,814,745	887,651	2,338,496	346,651
Others accounts receivables	1,860,635	1,860,635	-	-	-	-
Total non-current	1,860,635	1,860,635	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2019, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	154,120,306	145,910,170	4,488,495	758,196	1,264,373	1,699,072
International business operating segment	66,023,849	60,199,888	4,015,211	20,872	167,968	1,619,910
Wines operating segment	51,727,913	44,080,110	7,317,810	155,026	50,090	124,877
Total commercial debtors	271,872,068	250,190,168	15,821,516	934,094	1,482,431	3,443,859
Impairment loss estimate	(5,792,821)	(745,303)	(664,608)	(344,670)	(877,811)	(3,160,429)
Total commercial debtors - net	266,079,247	249,444,865	15,156,908	589,424	604,620	283,430
Others accounts receivables	33,934,693	33,638,366	105,976	138,377	-	51,974
Total other accounts receivable	33,934,693	33,638,366	105,976	138,377	-	51,974
Total current	300,013,940	283,083,231	15,262,884	727,801	604,620	335,404
Others accounts receivables	3,224,627	3,224,627	-	-	-	-
Total non-current	3,224,627	3,224,627	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2020, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 26.4% (29.1% in 2019) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2020			As of December 31, 2019
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.07%	261,030,994	(1,030,614)	0.13%	283,828,534	(745,303)
0 a 3 months	7.89%	12,229,749	(415,004)	4.76%	15,927,492	(664,608)
3 a 6 months	48.40%	1,140,148	(252,497)	36.48%	1,072,471	(344,670)
6 a 12 months	100.00%	4,489,292	(2,150,796)	100.00%	1,482,431	(877,811)
More than 12 months	100.00%	2,821,038	(2,474,387)	100.00%	3,495,833	(3,160,429)
Total		281,711,221	(6,323,298)		305,806,761	(5,792,821)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Balance at the beginning of year	(5,792,821)	(6,059,201)
Estimate of expected credit losses up 12 months	(2,324,015)	(1,837,905)
Estimate of expected credit losses longer than 12 months	(349,928)	(267,183)
Estimate for expected credit losses due to debt settlement	(151,343)	(11,660)
Impairment provision of accounts receivable	(2,881,290)	(2,116,748)
Uncollectible accounts	1,269,299	1,711,930
Add back of unused provisions	701,121	398,405
Effect of translation into presentation currency	380,393	272,793
Total	(6,323,298)	(5,792,821)

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 11 Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	An agreement of the supply of grapes between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital with a term of eight years and annual payments. The last payment was paid on May 30, 2020.

(5)	Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas # 33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation will mature on December 31, 2021.

(6)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

The transaction table includes the main transactions made with related parties.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The detail of the accounts receivable and payable from related are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,038	1,334
6,525,286-4	Carlos Mackenna Iñiguez	Chile	(1)	Subsidiary director	Sales of products	CLP	38	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(6)	Shareholder of subsidiary	Sale of shares	CLP	535	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	12,106	19,475
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	-	1,928
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	350
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	22
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	238	30,888
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	543	1,437
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,046
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	219	2,948
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	713	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	10,943	11,845
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	1,081
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	1,383	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	11,792	22,755
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	393,062	192,227
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,053,679	1,277,205
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,554	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	311,962	380,253
78,306,560-6	Inmobiliaria e Inversiones Rio Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	193	-
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	455	-
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,828	5,453
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	-	48,353
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	37,013	33,827
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	5,716	2,898
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	7,275	-
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,781	2,173
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	83	-
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,327	2,141
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,039	6,841
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,573	85
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,984	3,218
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	153,688	177,270
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	-	2,708
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	773	2,325
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,293	889
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	13,947	936
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	466	-
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,056	1,028
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	927	-
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	-
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	588
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	-
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	22
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
96,892,490-7	Protección y Seguridad S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	248
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,387	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	1,465	9,516
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,387,990	126,755
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	876	-
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	65
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	48,428	9,767
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,260	-
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,289	-
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	(1)	Joint venture	Services provided	CLP	-	17,626
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	-	77,375
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	17,977	-
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	57	688
Total							5,313,079	3,278,685

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(6)	Shareholder of subsidiary	Sale of shares	CLP	42,506	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	90,049	118,122
Total							132,555	118,122

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	263	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	120,997	148,288
76,216,511-2	Sugal Chile Ltda.	Chile	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	34,429	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	598	24,910
76,406,313-2	Cervecería Rapa Nui Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	7,515	-
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	86,929	161,612
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(5)	Shareholder of subsidiary	Loan	CLP	196,765	188,669
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	3,964	-
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	9
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	480
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	43,453	72,148
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	801	1,972
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,107,795	258,133
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	919
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	13,287	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	51,959	1,898
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,234	911
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	251,751	654,756
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	3,288	273
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,920	807
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	18,128	14,230
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	444	1,792
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,658,239	1,806,688
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	832,449	76,420
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	22,230
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	72,913	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,051	30,565
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	607	-
0-E	Zegla Ltda.	Brasil	(2)	Related to the subsidiary's shareholder	Services received	USD	87,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	73,030	145,454
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	38,270	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	-	11,893
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	85,588	59,740
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	3,408,971	1,355,062
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	6,115,308	2,100,423
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	91,587	21,004
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	2,859,390	1,645,953
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	5	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	122
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	940	494
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	172	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	93,707	160,245
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	56,761	-
Total							18,432,354	8,979,434

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Most significant transactions and effects on results:

For the year ended December 31, 2020 and 2019 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2020		2019
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan payment	10,000	-	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan	10,000	-	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Sale of shares	42,506	-	-	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	904	641	2,813	1,988
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,333,295	(1,333,295)	2,054,644	(2,054,644)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,400	2,400	69,567	25,771
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,964,834	-	14,493,784	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	63,170	-	160,967	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	2,691	1,902	9,016	6,372
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,338,697	-	927,097	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	86,545	(86,545)	135,589	(135,589)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	438,916	339,730	796,617	614,988
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	475,007	(475,007)	544,738	(544,738)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	7,256,373	4,673,700	6,975,121	4,492,551
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	9,978,333	-	10,237,934	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,500,292	1,500,292	2,289,097	2,289,097
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	177,330	(177,330)	269,996	(269,996)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,499,985	-	3,886,021	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,294,100	-	4,496,965	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,033,478	-	928,507	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	37,013	5,767	36,828	4,285
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	6,468	4,270	12,367	8,164
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	7,590,887	-	4,931,641	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	13,829	9,695	19,952	13,932
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	124,888	(124,888)	200,481	(200,481)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	463,728	(463,728)	444,367	(444,367)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	9,796	7,266	38,007	28,630
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,078,599	765,828	1,394,919	988,572
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	46,345,861	-	112,614,526	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,274	9,274	9,176	9,176
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	488,700,000	-	531,200,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	483,900,000	73,833	552,594,958	274,958
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	4,818,549	-	5,201,040	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	113,971	106,961	86,790	81,906
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	17,783	(17,783)	-	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	734	521	1,188	840
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	279,243	(279,243)	187,378	(187,378)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,662	-	41,188	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	194,185	(194,185)	306,153	(306,153)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,135,192	-	14,235,437	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	635,969	-	438,258	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	583,211	(583,211)	331,083	(331,083)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	334,106	334,106	253,789	253,789
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	51,067	36,831	71,885	51,102
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	157,275,212	(4,262,234)	75,540,396	2,859
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	121,403	(121,403)	149,209	(149,209)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	426,057,614	-	106,006,335	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	401,541	(401,541)	393,096	(393,096)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	145,533	130,223	246,431	223,733
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	422,665,655	54,456	105,256,049	175,733
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Purchase of products	-	-	5,515	(5,515)
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Capital decrease	-	-	11,200,000	-
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	27,744	27,744	325,857	325,857
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Consignation sales	-	-	956,516	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	140,109	(140,109)	157,818	(157,818)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	19,287,372	-	-	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	-	-	13,563,816	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	26,010	(26,010)	265,594	(265,594)
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,368	958	704	368
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	239	60
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,681	10,277	15,626	9,009
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	152	3,860	1,005
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,611	9,528	457	135
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	464	325	967	665
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,419,088	-	12,449,658	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	12,444,232	(12,444,232)	10,395,266	(10,395,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	182,716	(182,716)	116,703	(116,703)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,788	1,252	1,458	797
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,823	3,376	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,414	10,790	4,284	893
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,358	10,050	3,304	1,412
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,962	1,374	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	958	671	774	543
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,706	3,294	3,161	1,040
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,310	917	-	-
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	40,417	28,293	93,590	60,787
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,215	9,950	3,489	2,152
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	671,730	(671,730)	528,805	(528,805)

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For the year ended December 31, 2019 and 2018 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2019		2018
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Cargos)/Abonos (Efecto Resultado)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,813	1,988	2,045	1,454
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,054,644	(2,054,644)	2,641,844	(2,641,844)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	69,567	25,771	90,214	90,214
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	14,493,784	-	4,522,295	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	160,967	-	159,652	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	9,016	6,372	7,246	5,152
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	927,097	-	1,107,211	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	135,589	(135,589)	113,507	(113,507)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	796,617	614,988	773,056	589,466
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	544,738	(544,738)	405,845	(405,845)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,975,121	4,492,551	5,691,405	3,761,223
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,237,934	-	10,555,440	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,289,097	2,289,097	2,756,584	2,756,584
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	269,996	(269,996)	302,332	(302,332)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,886,021	-	990,073	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	4,496,965	-	5,432,008	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	928,507	-	768,325	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,828	4,285	35,016	3,863
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,367	8,164	3,731	2,464
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,931,641	-	3,922,143	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	19,952	13,932	20,362	14,330
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	200,481	(200,481)	227,106	(227,106)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	444,367	(444,367)	277,482	(277,482)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	-	-	11,453	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	38,007	28,630	34,966	27,973
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,394,919	988,572	1,434,303	1,020,286
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	112,614,526	-	35,137,554	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,176	9,176	9,106	9,106
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	531,200,000	-	1,231,060,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	552,594,958	274,958	1,220,115,263	1,225,263
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	5,201,040	-	3,823,086	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	86,790	81,906	35,852	28,656
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	-	-	87,894	(87,894)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,188	840	1,095	779
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	187,378	(187,378)	167,149	(167,149)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	41,188	-	83,711	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	306,153	(306,153)	470,325	(470,325)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,235,437	-	10,055,050	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	438,258	-	372,088	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	331,083	(331,083)	329,276	(329,276)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,789	253,789	258,099	258,099
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	71,885	51,102	38,444	28,125
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	75,540,396	2,859	42,723,097	(753,383)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	149,209	(149,209)	165,325	(165,325)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	106,006,335	-	374,540,529	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	105,256,049	175,733	371,884,715	343,839
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	393,096	(393,096)	368,839	(368,839)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	246,431	223,733	247,781	218,469
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	5,515	(5,515)	24,944	(24,944)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Capital decrease	11,200,000	-	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	325,857	325,857	444,677	444,677
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	956,516	-	3,029,169	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	-	-	194,516	73,916
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	157,818	(157,818)	67,426	(67,426)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	13,563,816	-	59,505,559	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	12,449,658	-	11,604,832	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	265,594	(265,594)	247,395	(247,395)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	10,395,266	(10,395,266)	9,678,688	(9,678,688)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	116,703	(116,703)	73,733	(73,733)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,458	797	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,284	893	2,003	1,318
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	704	368	671	392
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,304	1,412	7,697	4,737
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	239	60	-	-
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,626	9,009	12,401	8,101
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,602	947
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,860	1,005	217	107
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	457	135	836	242
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	967	665	5,973	4,154
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	774	543	871	610
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,161	1,040	4,069	2,825
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	93,590	60,787	32,858	19,080
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,489	2,152	25,861	16,339
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	528,805	(528,805)	706,629	(706,629)

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 17, 2019, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Hemmo Parson, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law N° 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

At the Board meeting held on May 6, 2020, the Board of Directors was informed of the resignation presented by Mr. Hemmo Parson to the position of Director of the Company, effective May 1, 2020. In the same meeting, and pursuant to article 32 of Law N° 18.046, the Board of Directors appointed Mr. Marc Gross to the vacant position, until the next Ordinary Shareholders Meeting.

The Ordinary Shareholders´ Meeting held on April 15, 2020 resolved to maintain the Directors´ remuneration agreed at the previous Ordinary Shareholders´ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2020. The aforementioned Shareholders´ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the CMF; and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Audit's Committee	63,120	47,386	29,185
Directors' Committee	64,837	47,154	35,179
Attendance meetings fee (*)	1,380,976	1,266,892	952,490
Dividend Participation	2,097,276	6,038,934	2,270,840

(*) Includes payments of attendance meetings fee accrued in 2019.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Directors' Committee	16,655	13,650	16,457
Attendance meetings fee	199,798	190,080	178,913
Dividend Participation	27,773	18,541	22,144

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The Chief Executives’ Remuneration as of December 31, 2020 amounted to ThCh$ 6,701,955 (ThCh$ 7,993,975 in 2019 and ThCh$ 7,308,365 in 2018). The Company grants to the Chief Executives annual bonuses, which have an optional, discretional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Finished products	73,971,829	83,163,323
In process products	4,121,749	3,539,351
Raw material	140,148,143	129,926,627
In transit raw material	10,151,494	10,556,865
Materials and products	7,394,725	6,494,675
Realizable net value estimate and obsolescence	(3,944,679)	(1,246,380)
Total	231,843,261	232,434,461

For the years ended as of December 31, 2020, 2019 and 2018 the Company wrote off a total of ThCh$ 1,877,113,
ThCh$ 1,962,689 and ThCh$ 3,296,095 against net realizable value and obsolescence respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Initial balance	(1,246,380)	(1,318,036)
Inventories write-down estimation	(4,667,808)	(1,642,147)
Estimates resulting from business combinations (1)	-	(210,816)
Inventories recognised as an expense	1,877,113	1,962,689
Business combinations effect	92,396	(38,070)
Total	(3,944,679)	(1,246,380)
(1)	See Note 15 – Business Combinations.

As of December 31, 2020 and 2019, the Company does not have any inventory pledged as guarantee for financial obligations.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1 2019
Historic cost	8,489,873
Book Value	8,489,873

As of December 31, 2019
Conversion effect	(185,085)
Acquisitions	14,028,209
Decreases due to harvesting	(12,968,232)
Other increases (decreases) (1)	94,306
Changes	969,198
Book Value	9,459,071

As of December 31, 2019
Historic cost	9,459,071
Book Value	9,459,071

As of December 31, 2020
Conversion effect	(288,630)
Acquisitions	22,575,150
Decreases due to harvesting	(21,217,064)
Other increases (decreases) (1)	66,502
Changes	1,135,958
Book Value	10,595,029

As of December 31, 2020
Historic cost	10,595,029
Book Value	10,595,029

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 14 Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

During September 2015, the Board of subsidiary Saenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

In 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A. after the merge performed on June 1, 2013) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets. Due to the aforementioned these assets were classified as Non-current assets classified as held for sale by an amount of ThCh$ 1,770,547 considering all the requirements stablished by IFRS 5.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on December 31, 2020:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Land	1,752,783	228,181
Constructions	359,414	144,985
Machinery	9,130	9,972
Total	2,121,327	383,138

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 15 Business Combinations

a)	Bebidas Bolivianas BBO S.A.

On May 7, 2014, the Company acquired 34% of the stock rights of Bebidas Bolivianas BBO S.A. a Bolivian closed stock company that produces soft drinks and beers in three factories located in the cities of Santa Cruz de la Sierra and Nuestra Señora de la Paz. The amount of this transaction was US$ 24.303.000, equivalents to ThCh$ 13,776,885. On December 9, 2015, the Company paid an increased of capital for an amount of US$ 2,720,000, equivalents to ThCh$ 1,921,245. On June 8, 2016 and November 10, 2016, the Company paid an increased of capital for an amount of US$ 2,221,696, equivalents to ThCh$ 1,510,420 and US$ 1,019,970, equivalents to ThCh$ 663,951, respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

On August 9, 2018, the Company acquired an additional 17% of the shares of BBO for an amount of US$ 8,500,000, equivalents to ThCh$ 5,457,935, remaining with a 51% stake in BBO, on this date the Company proceeded to consolidate this business.

The Company has determined the fair values of assets and liabilities for this business combination (see Note 1 – General information, letter D).

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

On June 28, 2019 and on July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 (equivalent to ThCh$ 849,630) and an amount of US$ 178,305 (equivalents to ThCh$ 122,210) respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

b)	Cervecera Guayacán SpA.

On August 31, 2018, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 30.0004% of the stock rights of Cervecera Guayacán SpA., for an amount of ThCh$ 361,560, equivalent to 39,232 shares and the subscription and payment of ThCh$ 470,711, equivalent to 49,038 shares. As a consequence above mentioned CK has the 50.0004% stake in Cervecera Guayacán SpA.

The Company has determined the fair values of assets and liabilities for this business combination (see Note 1 - General information, letter D).

c)	Bodega San Juan S.A.U.

In December 2018, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) signed an agreement to acquire a part of the Pernod Ricard wine business in Argentina. The purchase agreement, subject to local regulatory approval, included the Argentine wine brands Graffigna, Colón and Santa Silvia, which represent approximately 1.5 million boxes of 9-liter wine bottles per year. Bodegas Graffigna has a winery warehouse in the province of San Juan, two fields in the same province, and a field in Mendoza.

On January 28, 2019, the Argentine subsidiary Finca La Celia S.A. established the company Bodega San Juan S.A.U. making a capital contribution of ARS 100,000, in order to use it as a vehicle for the acquisition of the Graffigna, Colón and Santa Silvia wine business of Pernod Ricard Argentina S.R.L., in addition to the purchase of Graffigna winery and the Pocito vineyards, Cañada Honda and La Consulta.

On May 31, 2019, the subsidiary VSPT made a capital contribution to the subsidiary Finca La Celia S.A. by US$ 14,000,000, equivalent to ThCh$ 9,910,040 and on the same date the subsidiary Finca La Celia S.A. made a capital contribution to Bodega San Juan S.A.U. for US$ 2,806,820, equivalent to ThCh$ 1,986,836.

On May 31, 2019, Bodega San Juan S.A.U. through a deed of sale became the owner of the businesses associated with the operation of the winery and the Pocito and Cañada Honda vineyards.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For this business combination the Company has determined the fair values of assets and liabilities (See Note 1 - General Information letter D)).

d)	Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. coming from the purchase of 5,001 shares equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total interest of 50.001% on said subsidiary.

On August 28, 2020, Szot carried out a capital increase equivalent of 95,710 shares of which CK participated in the subscription of 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 shares equivalent to ThCh$ 42,506 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. As a result of the forementioned, CK ended with a total participation of 50.0005% in this subsidiary.

For the business combination described above, the fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

e)	Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares of which CK subscribed 50 shares at a value of ThCh$ 50,000. As a consequence, CK owns 551 shares equivalent to 50.0909%. Additionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

For the business combination described above, the provisional fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

f)	La Consulta Vineyard.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard by a deed of sale and after having obtained regulatory approvals in Argentina.

For the business combination described above, the provisional fair values of assets and liabilities have been determined (See Note 1 - General Information letter D)).

As of December 31, 2020, the Company has no other business combinations.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2020 and 2019, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2020	As of December 31, 2019
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	9,968,250	8,607,390
Foods Compañía de Alimentos CCU Ltda. (1)	50.00	-	1,709,803
Central Cervecera de Colombia S.A.S.	50.00	28,125,779	25,334,386
Zona Franca Central Cervecera S.A.S.	50.00	91,652,215	99,278,045
Total joint ventures		129,746,244	134,929,624
Other companies		1,360,541	1,168,438
Total associated		1,360,541	1,168,438
Total		131,106,785	136,098,062

(1) See Note 16 - Investments accounted for by the equity method, number (2).

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,799,437	1,930,395	1,638,811
Foods Compañía de Alimentos CCU Ltda.	(354,154)	897,526	792,376
Central Cervecera de Colombia S.A.S.	(11,577,019)	(18,755,448)	(11,804,950)
Zona Franca Central Cervecera S.A.S.	1,690,661	(562,416)	(391,465)
Total joint ventures	(8,441,075)	(16,489,943)	(9,765,228)
Bebidas Bolivianas BBO S.A.	-	-	(921,812)
Other companies (1)	3,866	58,184	(128,480)
Total associated	3,866	58,184	(1,050,292)
Total	(8,437,209)	(16,431,759)	(10,815,520)
(1)	See Note 15 – Business combinations, letter a).
(2)	See Note 15 – Business combinations, letter d).
F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Balance at the beginning of year	136,098,062	142,017,781
Other payments to acquire interests in joint ventures	19,287,372	13,549,638
Participation in the joint ventures and associates (loss)	(8,437,209)	(16,431,759)
Capital decrease (1)	(1,355,651)	(11,200,000)
Dividends received	(423,669)	(614,591)
Business combinations (2)	-	(241,885)
Others (*)	(14,062,120)	9,018,878
Total	131,106,785	136,098,062

(1)	See Note 16 – Investments accounted for using equity method, number (2).
(2)	See Note 15 – Business combinations letter d).

(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU Ltda. (Foods)

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand. On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

On November 18, 2019 at the Ordinary Shareholders Meeting, it was agreed to decrease the capital of the company by an amount of ThCh$ 22,400,000, leaving a final capital of ThCh$ 12,144,358. This decrease was paid in proportion to the number of shares held by each shareholder as of the date of said Meeting.

In the Extraordinary Shareholders' Meeting held on September 23, 2020, it was agreed to transform the company into a limited liability company (LLC), which was renamed as Foods Compañía de Alimentos CCU Limitada.

On November 11, 2020, Foods Compañía de Alimentos CCU Limitada was liquidated.

As a result of the aforementioned the shareholder CCU Inversiones S.A. exchanged its investment for assets: cash, which is presented in the Statement of Cash Flows under Investment flows in the line Other cash movements, and land and facilities in the Consolidated Financial Statement in the Item Investment Properties.

The effect on the results was not significant and it was recognized within Other gain (losses).

(3) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II Limitada, and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operations, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC. CCC markets these products.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2020 and 2019, the total amount contributed to CCC and ZF CC was US$ 279,394,156 (equivalents to ThCh$ 185,986,330) and US$ 255,734,458 (equivalents to ThCh$ 166,698,958), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2020.

As of December 31, 2020 and 2019, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures
	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Assets and Liabilities
Current assets	86,429,862	135,905,220
Non-current assets	290,767,946	319,779,443
Current liabilities	58,255,727	122,826,437
Non-current liabilities	62,082,064	65,850,124

	Joint ventures
	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	186,220,125	124,808,755	70,296,729
Operating result	(17,903,426)	(42,670,725)	(21,173,985)
Net income for year	(17,637,644)	(31,752,130)	(19,886,274)
Other comprehensive income	10,808,355	(49,363,608)	(24,720,721)
Depreciation and amortization	(16,209,859)	(11,386,595)	(2,656,715)

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	104,487,137	35,157,353	2,942,512	833,653	143,420,655
Accumulated amortization	-	(23,885,912)	-	(570,601)	(24,456,513)
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2019
Additions	-	7,624,915	268,321	-	7,893,236
Additions for business combinations (cost) (1)	393,946	-	-	-	393,946
Amortization of year	-	(3,363,211)	-	(99,933)	(3,463,144)
Conversion effect	(12,069,829)	(478,931)	-	(121,562)	(12,670,322)
Divestitures	-	-	(11,484)	-	(11,484)
Effect of conversion (amortization)	-	188,764	-	37,420	226,184
Others increase (decreased) (2)	13,547,464	605,356	-	133,288	14,286,108
Changes	1,871,581	4,576,893	256,837	(50,787)	6,654,524
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2019
Historic cost	106,358,718	42,908,693	3,199,349	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2020
Additions	-	9,015,090	-	-	9,015,090
Additions for business combinations (cost) (1)	962,619	-	-	-	962,619
Divestitures (cost)	-	(81,714)	-	-	(81,714)
Divestitures (amortization)	-	68,545	-	-	68,545
Amortization of year	-	(2,408,529)	-	(94,155)	(2,502,684)
Conversion effect	(13,918,619)	(713,228)	-	(171,349)	(14,803,196)
Effect of conversion (amortization)	-	314,736	-	102,833	417,569
Others increase (decreased) (2)	9,245,717	230,951	-	85,878	9,562,546
Changes	(3,710,283)	6,425,851	-	(76,793)	2,638,775
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2020
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

(1) See Note 15 – Business combinations e).

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2020	As of December 31, 2019
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,794,599	32,109,965
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	2,397,674	1,435,055
	Sub-Total	36,722,055	36,074,802
International Business	CCU Argentina S.A. and subsidiaries	35,260,216	38,507,563
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,076,714	2,482,089
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,137,761	3,542,203
	Bebidas Bolivianas BBO S.A.	5,573,122	5,864,121
	Sub-Total	46,047,813	50,395,976
Wines	Viña San Pedro Tarapacá S.A. (2)	19,878,567	19,887,940
	Sub-Total	19,878,567	19,887,940
Total		102,648,435	106,358,718

(1)	See Note 1 – General Information, letters d) and e).
(2)	See Note 15 – Business combinations, letters c) and f).

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2019
Historic cost	123,044,901
Book Value	123,044,901

As of December 31, 2019
Additions for business combinations (1)	306,691
Other increases (decreases) (2)	9,153,712
Conversion effect	(7,549,866)
Changes	1,910,537
Book Value	124,955,438

As of December 31, 2019
Historic cost	124,955,438
Book Value	124,955,438

As of December 31, 2020
Other increases (decreases) (2)	6,243,023
Impairment of the year (3)	(3,401,430)
Conversion effect	(10,606,268)
Changes	(7,764,675)
Book Value	117,190,763

As of December 31, 2020
Historic cost	117,190,763
Book Value	117,190,763

(1) Corresponds to effects on goodwill from business combinations whose final fair values were determined in 2019.

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

(3) See Note 32 - Other Gain (Losses).

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2020	As of December 31, 2019
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,982	5,892
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA. (1)	202,469	202,469
	Sub-Total	44,607,939	44,609,849
International Business	CCU Argentina S.A. and subsidiaries	23,812,988	26,014,868
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,425,283	4,422,841
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,672,582	5,214,846
	Bebidas Bolivianas BBO S.A. (2)	8,255,827	12,276,890
	Sub-Total	40,166,680	47,929,445
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		117,190,763	124,955,438

(1)	See Note 15 – Business combinations, letter d).
(2)	See Note 1 – General information letter D) number (4).

The estimated recoverable amount as of December 31, 2020 of Bolivian CGU (Bebidas Bolivianas BBO S.A.) of ThCh$ 21,864,295 was compared to the net book values of the cash-generating unit on the same date, resulting in an impairment loss of ThCh$ 3,401,430. The total amount was recognized in the Consolidated Statement of Incomes in Other gains (losses).

The Company concluded that due to a deterioration of the Bolivia macroeconomic environment and a higher country risk, a triggering event existed for that cash generating unit.

There were no additional amounts of impairment that needed to be adjusted in the rest of the CGU's values or in other non-financial assets.

Main assumptions for impairment calculation

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flow model, is the most reliable method to determine the recoverable values of the CGU.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2021 ThCh$	148,650	34,877	1,171	1,891	1,260
Perpetual growth	3.00%	2.50%	2.20%	3.00%	4.00%
Discount rate	7.79%	15.48%	9.50%	8.80%	10.40%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flow: To determine the value in use, the Company has used cash flow projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flow projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.0% equivalent to long-term inflation of the country plus a percentage of the potencial long-term GDP are used. In the case of Paraguay and Argentina a perpetuity rate of 3.0% and 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

The Administration has not evidenced any other impairment effects in addition to those recorded for Bebidas Bolivianas BBO S.A. in Bolivia. According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of December 31, 2020.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	679,853,030	551,888,633	180,757,354	143,550,263	97,428,207	80,841,052	30,862,740	1,765,181,279
Accumulated depreciation	(195,241,389)	(306,443,476)	(93,592,548)	(91,328,126)	-	(55,200,563)	(14,428,606)	(756,234,708)
Book Value	484,611,641	245,445,157	87,164,806	52,222,137	97,428,207	25,640,489	16,434,134	1,008,946,571

As of December 31, 2019
Additions	-	-	-	-	131,852,714	-	-	131,852,714
Additions of historic cost by business combination	8,271,085	2,605,523	2,672	-	-	-	-	10,879,280
Additions of accumulated depreciation by business combination	(5,168)	(14,806)	(838)	-	-	-	-	(20,812)
Transfers	41,029,751	29,954,266	19,737,192	18,915,984	(117,631,917)	7,304,360	2,413,894	1,723,530
Conversion effect historic cost	(11,615,913)	(18,521,702)	(18,784,647)	(5,216,819)	(1,119,515)	(285,545)	(244,966)	(55,789,107)
Write off (cost)	(916,048)	(1,686,432)	(5,447,699)	(19,566,224)	-	(18,177,535)	-	(45,793,938)
Write off (depreciation)	772,278	1,250,400	4,464,153	19,540,873	-	18,095,047	-	44,122,751
Capitalized interests	-	-	-	-	909,256	-	-	909,256
Depreciation	(19,241,330)	(30,888,633)	(23,542,865)	(15,756,612)	-	(6,397,530)	(1,132,431)	(96,959,401)
Conversion effect depreciation	399,539	2,043,578	5,068,567	1,712,436	-	509,072	-	9,733,192
Others increase (decreased) (1)	13,678,084	24,772,155	15,358,642	3,240,126	5,731,215	269,597	273,374	63,323,193
Divestitures (cost)	(1,861)	(40,001)	(405,192)	(5,835,237)	(583,270)	(8,872)	(428,543)	(7,302,976)
Divestitures (depreciation)	1,609	2,064	336,276	5,758,846	-	6,986	-	6,105,781
Changes	32,372,026	9,476,412	(3,213,739)	2,793,373	19,158,483	1,315,580	881,328	62,783,463
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2019
Historic cost	731,878,806	589,477,457	190,100,694	133,582,436	116,586,690	70,566,940	31,942,579	1,864,135,602
Accumulated depreciation	(214,895,139)	(334,555,888)	(106,149,627)	(78,566,926)	-	(43,610,871)	(14,627,117)	(792,405,568)
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2020
Additions	-	-	-	-	128,547,688	-	-	128,547,688
Additions by business combinations	1,987,806	31,370	5,491	-	-	5,320	706,387	2,736,374
Transfers	31,930,605	35,959,489	15,675,921	10,261,708	(101,990,034)	4,587,689	3,617,533	42,911
Conversion effect historic cost	(18,274,583)	(24,672,022)	(20,800,016)	(7,547,615)	(4,778,159)	(831,094)	(258,686)	(77,162,175)
Write off (cost)	(1,618,648)	(7,408,733)	(2,632,730)	(6,909,303)	-	(1,165,852)	-	(19,735,266)
Write off (depreciation)	1,610,774	7,065,230	2,635,188	6,408,229	-	1,047,262	-	18,766,683
Capitalized interests	-	-	-	-	1,087,157	-	-	1,087,157
Depreciation	(21,669,111)	(30,783,333)	(23,167,195)	(17,320,702)	-	(6,520,948)	(1,234,911)	(100,696,200)
Conversion effect depreciation	1,120,407	5,514,676	6,431,381	3,365,384	-	515,633	-	16,947,481
Others increase (decreased) (1)	9,794,697	16,680,477	11,294,693	3,405,872	1,441,195	305,613	(33,733)	42,888,814
Divestitures (cost)	(13,856)	(7,958)	(316,601)	(323,260)	-	(52,146)	-	(713,821)
Divestitures (depreciation)	8,537	7,595	327,805	293,534	-	66,733	-	704,204
Impairment of the year (2)	(2,628,004)	-	-	-	-	-	-	(2,628,004)
Changes	2,248,624	2,386,791	(10,546,063)	(8,366,153)	24,307,847	(2,041,790)	2,796,590	10,785,846
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2020
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 32 - Other Gain (Losses)
F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In relation to the impairtment losses in Properties, plants and equipment, the Administration has evidenced impairtment on certain lands as of December 31, 2020, mainly originated in particular considerations regarding the destination for which they were acquired.

The balance of the land at the end of each year is as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Land	263,887,611	265,724,058
Total	263,887,611	265,724,058

Capitalized interest as of December 31, 2020, amounted ThCh$ 1,087,157 (ThCh$ 909,256 in 2019 and ThCh$ 609,921 in 2018), using an annually capitalization rate of 2.64% (3.68% in 2019 and 3.71% in 2018).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2020, the Company maintained approximately 5,185 hectares of which 4,336 are for vines in production stage. Of the total hectares mentioned above, 4,005 correspond to own land and 331 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2020, the production in plant vines yield was approximately 41.0 million kilos of grapes (50.6 million kilos of grapes in 2019).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

The depreciation for the year ended as of December 31, 2020 and 2019, recognized in net incomes and other assets is as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Recognized in net incomes (*)	99,803,814	95,453,146
Recognized in others assets	892,386	1,506,255
Total	100,696,200	96,959,401

(*) Includes ThCh $ 1,627,791 (ThCh $ 767,725 in 2019) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	6,725,253	2,737,318	9,462,571
Depreciation	-	(746,615)	(746,615)
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2019
Additions	-	132,462	132,462
Divestitures	(695,289)	-	(695,289)
Depreciation	-	(64,088)	(64,088)
Conversion effect (depreciation)	(1,042,090)	(391,483)	(1,433,573)
Conversion effect	-	23,854	23,854
Other increases (decreases) (1)	1,191,644	442,308	1,633,952
Changes	(545,735)	143,053	(402,682)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2019
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2020
Additions (2)	76,136	100,952	177,088
Divestitures	(277,008)	(44,269)	(321,277)
Depreciation	-	(68,177)	(68,177)
Conversion effect (depreciation)	(1,142,449)	(410,633)	(1,553,082)
Conversion effect	-	29,665	29,665
Other increases (decreases) (1)	857,249	271,202	1,128,451
Changes	(486,072)	(121,260)	(607,332)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2020
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

(2) See Note 16 - Investments accounted for using equity method number 2).

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 5,868 revenue during year 2020 (ThCh$ 3,825 in 2019 and ThCh$ 158,235 in 2018). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 99,840 for year 2020 (ThCh$ 104,334 in 2019 and ThCh$ 97,312 in 2018). In addition, the expenses associated with such investment properties amounted to ThCh$ 69,533 for the year ended as of December 31, 2020 (ThCh$ 67,096 in 2019 and ThCh$ 90,312 in 2018).

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 11,071,904.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	37,754,705	88,151,400	42,447,438	99,749,082
Bonds payable (1)	7,691,023	324,725,456	6,744,739	133,806,947
Derivative not designated as hedges (2)	4,243,939	-	240,394	-
Derivative designated as hedges (2)	5,323,640	-	805,306	-
Deposits for return of bottles and containers	14,116,167	-	13,290,754	-
Total	69,129,474	412,876,856	63,528,631	233,556,029

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	1,357	4,071	5,428	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	8,179	-	8,179	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,926,400	10,926,400	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	42,899	42,899	At maturity	3.64
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,796,220	10,796,220	At maturity	1.98
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	3,650	8,247,020	8,250,670	At maturity	1.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	44,827	2,000,000	2,044,827	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	2,014,896	2,014,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,008,444	1,008,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,667,569	1,667,569	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	28,661	-	28,661	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	966	-	966	At maturity	34.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	61,176	-	61,176	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	35,693	-	35,693	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,821	-	8,821	Semiannual	5.95
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	202,988	-	202,988	Monthly	4.80
Total							722,878	37,031,827	37,754,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	3,260,702	2,625,046	5,885,748	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	976,885	3,482	980,367	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond L	897 28/06/2018	Chile	UF	52,828	247,413	300,241	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	52,355	236,335	288,690	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	49,346	186,631	235,977	Semiannual	1.00
Total							4,392,116	3,298,907	7,691,023

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	2,037	2,629	4,666	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,715,017	10,715,017	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,370,518	11,370,518	At maturity	2.47
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	45,102	45,102	At maturity	3.64
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	7,629,611	7,629,611	At maturity	3.08
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	9,089	9,089	At maturity	2.90
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	319,034	319,034	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	4,500	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,761	3,286	13,047	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	22,183	30,027	52,210	Monthly	5.14
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	11,113	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	27,776	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	25,468	-	25,468	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	30,880	20,791	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,281	53,063	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	83,600	114,800	Monthly	5.16
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	300,155	-	300,155	Monthly	0.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	997,853	-	997,853	Monthly	2.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,384	400,000	406,384	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	296,906	299,397	596,303	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	14,896	14,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	8,444	8,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,589,137	1,589,137	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	322,400	-	322,400	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	4,385,390	-	4,385,390	At maturity	55.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,474,461	-	2,474,461	At maturity	53.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,808	-	41,808	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	332,747	331,593	664,340	Monthly	4.80
Total							9,478,815	32,968,623	42,447,438

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	661,567	5,128,436	5,790,003	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	954,736	954,736	Semiannual	2.90
Total							661,567	6,083,172	6,744,739

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-current loan and financial obligation

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	10,856	10,856	36,172	57,884	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	997,111	-	-	997,111	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	39,978,565	-	-	39,978,565	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	9,945,156	-	-	9,945,156	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,300,000	3,301,389	-	6,601,389	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,980,819	-	2,980,819	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	985,409	1,751,838	766,429	3,503,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,638,387	4,397,310	-	7,035,697	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,051,103	-	-	1,051,103	Semiannual	5.95
Total							74,906,587	12,442,212	802,601	88,151,400

(*)The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,529,882	10,539,626	23,754,354	44,823,862	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	9,244	9,255	87,292,422	87,310,921	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond L	897 28/06/2018	Chile	UF	428,496	44,034,575	43,908,966	88,372,037	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	424,658	425,238	59,078,988	59,928,884	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	417,245	43,872,507	-	44,289,752	Semiannual	1.00
Total							11,809,525	98,881,201	214,034,730	324,725,456

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	16,327	16,330	28,619	61,276	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	10,445,830	-	-	10,445,830	At maturity	3.64
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	8,685,384	-	-	8,685,384	At maturity	2.90
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	39,902,607	-	-	39,902,607	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,333,334	3,333,334	1,666,667	8,333,335	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	922,478	1,844,956	922,478	3,689,912	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,469,892	4,939,784	-	7,409,676	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	221,062	-	-	221,062	Monthly	4.80
Total							86,996,914	10,134,404	2,617,764	99,749,082

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,249,998	10,259,097	28,266,218	48,775,313	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	-	85,031,634	85,031,634	Semiannual	2.90
Total							10,249,998	10,259,097	113,297,852	133,806,947

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 -Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H	4.27%
Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds Serie D	0.53%

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Debts and financial liabilities are stated in several currencies and accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	20,784,275	8,250,670	29,491,061	8,694,473
Chilean Pesos	84,907,728	-	85,058,395	-
Argentinean Pesos	966	-	6,859,851	-
Unidades de Fomento (*)	332,479,791	-	140,617,628	-
Unidad indexada (**)	202,988	-	885,402	-
Bolivian	11,696,166	-	11,141,396	-
Total	450,071,914	8,250,670	274,053,733	8,694,473

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.

(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

The terms and conditions of the main interest accruing obligations as of December 31, 2020, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17%. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of December 31, 2020, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of this loan.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

b)	On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833 at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

c)	On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

On July 14, 2020 this loan was paid.

d)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.	Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities, these latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

[1] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this loan.

e)	On July 3, 2017, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000 (ThCh$ 6,277,920), at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

f)	On April 23, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000 (ThCh$ 6,277,920), at a fixed interest rate, maturing on April 23, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 23, 2019, this loan was paid.

g)	On April 17, 2018, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 17, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 17, 2019 this loan was paid.

h)	On April 26, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,500,000, at a fixed interest rate, maturing on May 25, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On May 25, 2018 the loan was renewed, maturing on July 3, 2018.

On July 3, 2018, this loan was paid.

Banco de Chile – Bank Loans

a)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 20, 2018, the subsidiary renegotiated this loan maturing on July 19, 2018.

On July 19, 2018, the loan was renewed maturing on July 19, 2021.

b)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000 at a fixed interest rate maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

On August 24, 2020, this loan was paid.

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Scotiabank Chile – Bank Loans

a)	On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 7,871,500 (ThCh$ 6,177,081). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2018.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the established term.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

On June 18, 2018, this loan was paid.

b)	On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 – Financial instruments.

c)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2017.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 20, 2017 the loan was renewed, maturing on April 22, 2019.

On April 22, 2019, this loan was paid.

d)	On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000 (ThCh$ 11,771,100), at a fixed interest rate, maturing on July 3, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2019, this loan was paid.

e)	On May 23, 2019, Sociedad Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 10,000,000 (ThCh$ 7,847,400), at a fixed interest rate, maturing on May 20, 2020.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On May 20, 2020, this loan was paid.

f)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

g)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2020, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

h)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

i)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.
b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2020, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

j)	On April 30, 2020, the Company signed a bank loan with Scotiabank Chile for a total of ThCh$ 30,000,000, at a fixed interest rate and maturity on April 30, 2021.

The Company amortizes interest and capital in a single payment at the end of the established term.

On June 24, 2020, this loan was paid in advance.

k)	On May 19, 2020, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000 at a fixed interest rate and maturity on May 14, 2021.

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

       The subsidiary amortizes interest and capital in a single payment at the end of the established term.

Scotiabank Azul Chile (Former Banco BBVA Chile) – Bank Loans

a)	On January 29, 2018, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 60,000,000, at a fixed interest rate, maturing on May 29, 2018.

The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

On May 29, 2018, the loan was renewed, maturing on July 27, 2018.

On July 27, 2018, the loan was renewed, maturing on August 24, 2018.

On August 24, 2018, this loan was paid.

b)	On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 4,500,000, at a fixed interest rate, maturing on December 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On December 3, 2018, this loan was paid.

Banco Consorcio – Bank Loans

a)	On May 17, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Consorcio for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

Banco Itaú Corpbanca – Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 910,986,360), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itau Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

c)	On July 3, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 15,000,000 (ThCh$ 11,771,100), at a fixed interest rate, maturing on July 2, 2020.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 2, 2020, this loan was paid.

d)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. signed a bank loan with Banco Itaú Corpbanca for a total of UF 3,067 (ThCh$ 86,827), at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and capital monthly with a first payment on June 10, 2015.

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)	On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos maturing on November 26, 2019. The loan was delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

This loan accrues interest at an annual rate of 15% fixed by first 36 months. Having completed that term, accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 400 basis points and to this effect will be taken BADLAR rate published by the Central Bank of the Republic of Argentina, corresponding to five working days prior to the start of the period, subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

The subsidiary amortizes capital in 74 consecutive and equal, once the grace period of 10 months from the date of disbursement.

This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina.

On November 26, 2019, this loan was paid.

b)	On April 20, 2015, the subsidiary CICSA signed a bank loan for a total of 24 million of argentinean pesos, maturing on April 4, 2018.

This loan accrues interest at a compound floating rate BADLAR in pesos plus a fixed spread of 500 basis points and subject to the condition that does not exceed the lending rate of portfolio general of Banco de la Nación Argentina, in whose case shall apply this. Interest will be paid monthly.

The subsidiary amortizes capital in 30 monthly, once the grace period of 6 months from de date of disbursement.

On April 4, 2018, this loan was paid.

c)	On May 26, 2017, the subsidiary CICSA signed a bank loan for a total of 60 million of argentinean pesos, maturing on May 22, 2018.

This loan accrues a fixed interest at an annual rate of 20%. The subsidiary amortizes monthly interest and capital amortization consists of a single payment at the end of the established term.

On May 26, 2018, this loan was paid.

Banco de Galicia y Buenos Aires S.A.; Banco Santander Río S.A. – Syndicated Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

On April 20, 2015, the subsidiary CICSA signed a syndicated bank loan for a total of 150 million argentinean pesos, maturing on April 20, 2018.

On September 15, 2016 the subsidiary signed an addendum to the original contract in order to increase the loan capital to 183.33 million argentinean pesos, modify the interest rate, the maturity and schedule of repayment of capital and dates of payment, being the new maturity on September 15, 2019.

On July 14, 2017, the subsidiary signed a new addendum to the original contract in order to modify the interest rate to fixed interest at an annual nominal rate of 23%. The rest of the conditions remained unchanged.

The proportional participation of banks lenders is as follows:

(a) Banco de Galicia y Buenos Aires S.A., with 91.66 million argentinean pesos of pro rata participation.

(b)	Banco Santander Río, with 91.66 million argentinean pesos of pro rata participation.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

This loan accrues interest at an annual rate fixed of 23% whose payment will make monthly. CICSA amortized capital in 24 consecutive and variable monthly installments once completed the 12-month grace period from the date of signature of the addendum.

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.	Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA[2]. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.	Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.	Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On September 16, 2019, this loan was paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)	On December 18, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 bolivians, at a fixed interest rate, maturing on December 13, 2018.

The subsidiary amortizes interest and capital quarterly.

On September 14, 2018, the loan was paid.

c)	On May 14, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 bolivians, at a fixed interest rate, maturing on May 9, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 27, 2018, the loan was paid.

d)	On June 22, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,180,400 bolivians, at a fixed interest rate, maturing on December 13, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 20, 2018, the loan was paid.

e)	On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians, at a fixed interest rate, maturing on April 8, 2029.

[2] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

f)	On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization begins on November 1, 2020 in a quarterly basis.

Banco Itaú – Bank loans

a)	On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80, at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

B)	Bonds Payable

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[3] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

[3] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 - Financial instruments.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity. These latter obligations are currently presented in a specific item and note.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA[4] is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

[4] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflationary risk associated to the interest rate in which this Bond J is exposed is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF three million, maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.
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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d)	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e)	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f)	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g)	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d)	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e)	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f)	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g)	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e)	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

As of December 31, 2020, the subsidiary was in compliance with the financial covenants required for this public issue.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 22 Right of use assets and Lease liabilities

The Company has implemented IFRS 16 as of January 1, 2019. This means recognizing the right of use assets for the goods subject to operating lease contracts and a liability equivalent to the present value of the payment associated with the contract.

Considerations:

-	Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the item Right of use assets.

-	The Company mainly has warehouses, offices, vehicles and land leased contracts.

-	Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.2%.

-	Term of the contract: The Company evaluated the lease clauses, market conditions, costs related to the termination of the contract and early cancellation.

Other considerations:

1)	During the initial measurement of lease agreements, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747) as of January 1, 2019. These leases have been considered as short term, therfore no right of use asset or lease liability has been recognized.

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.

3)	The Company analyzed the lease terms on a case-by-case basis, in those with an option to extend or terminate the lease.

For leases previously classified as financial leases, the Company recognized the carrying amount of the lease assets and the lease liabilities immediately before the transition as the carrying amount of the assets for the right to use and the lease liabilities on the date of the initial lease recognition.

As a consequence of the aformentioned, the Company recorded the right of use asset under the item Right of use assets, and Current and Non-Current Lease liability in the Consolidated Financial Statements. Also it has modified the nature of the lease expenses, eliminating the operating expense offset by the expense of depreciation and a financial cost. The short-term and low-value leases are still going through the Consolidated Financial Statement of Income. Finally, the presentation in the Consolidated Statement of Cash Flows was modified. The main portion of lease payments are presented in cash flow from financing activities and the interest associated to leases are presented in cash flow from operating activities.

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures and accessories	Other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	29,108,420	2,340,290	1,372,250	106,024	32,926,984
Accumulated depreciation	(1,334,818)	(181,824)	-	(6,095)	(1,522,737)
Book Value	27,773,602	2,158,466	1,372,250	99,929	31,404,247
Transfers	(1,714,780)	(8,750)	-	-	(1,723,530)
Conversion effect historic cost	4,767	-	(4,476)	1,495	1,786
Depreciation	(3,238,106)	(1,492,314)	(507,315)	(35,096)	(5,272,831)
Conversion effect depreciation	124	-	1,881	147	2,152
Others increase (decreased) (1)	575,323	774,698	43,132	(856)	1,392,297
Changes	(4,372,672)	(726,366)	(466,778)	(34,310)	(5,600,126)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121
As of January 1, 2020
Historic cost	28,320,416	3,105,625	1,410,382	106,596	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(504,910)	(40,977)	(7,138,898)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121

As of December 31, 2020
Additions	1,343,077	2,297,702	1,263,506	48,396	4,952,681
Transfers	-	-	-	(42,913)	(42,913)
Conversion effect historic cost	(694,912)	(754,855)	(5,873)	(13,623)	(1,469,263)
Depreciation	(3,940,998)	(1,136,226)	(696,217)	(38,069)	(5,811,510)
Conversion effect depreciation	318,175	438,803	2,770	9,857	769,605
Others increase (decreased) (1)	1,032,591	331,524	47,156	-	1,411,271
Additions of right of use assets	(579,026)	-	-	-	(579,026)
Depreciation of right of use assets	44,386	-	-	-	44,386
Changes	(2,476,707)	1,176,948	611,342	(36,352)	(724,769)
Book Value	20,924,223	2,609,048	1,516,814	29,267	25,079,352
As of December 31, 2020
Historic cost	29,484,749	5,304,754	2,700,905	92,430	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,184,091)	(63,163)	(12,503,486)
Book Value	20,924,223	2,609,048	1,516,814	29,267	25,079,352

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	4,934,639	27,200,272	4,857,097	28,213,259
Total	4,934,639	27,200,272	4,857,097	28,213,259

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Current lease liabilities

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	23,155	69,637	92,792	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	98,975	302,102	401,077	Monthly	3.95
Subtotal							122,130	371,739	493,869
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	197,593	561,775	759,368	Monthly	0.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	26,518	79,554	106,072	Monthly	0.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	535,711	1,534,451	2,070,162	Monthly	0.18
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	134,975	404,922	539,897	Monthly	0.04
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	58,040	77,662	135,702	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	279,758	501,856	781,614	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,960	11,947	20,907	Monthly	0.05
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,143	16,905	27,048	Monthly	0.13
Subtotal (leases IFRS )							1,251,698	3,189,072	4,440,770
Total							1,373,828	3,560,811	4,934,639

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	24,791	73,815	98,606	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	239,332	717,996	957,328	Monthly
Subtotal							264,123	791,811	1,055,934
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	228,314	645,359	873,673	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,309	84,926	113,235	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	577,567	1,648,294	2,225,861	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	162,940	488,822	651,762	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	94,385	150,811	245,196	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	314,654	576,359	891,013	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,998	11,998	20,996	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,249	17,081	27,330	Monthly
Subtotal (leases IFRS )							1,425,416	3,623,650	5,049,066
Total							1,689,539	4,415,461	6,105,000

As of December 31, 2019

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	22,133	66,397	88,530	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	93,127	284,229	377,356	Monthly	3.95
0-E	Finca la Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	541	631	1,172	Monthly	17.00
Subtotal							115,801	351,257	467,058
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	136,913	479,330	616,243	Monthly	3.41
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	25,324	81,810	107,134	Monthly	1.64
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	492,441	1,596,693	2,089,134	Monthly	2.87
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	104,848	495,766	600,614	Monthly	4.52
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	26,841	76,616	103,457	Monthly	54.50
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	329,178	490,070	819,248	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	7,875	23,626	31,501	Monthly	5.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	3,081	1,027	4,108	Monthly	35.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	6,976	11,624	18,600	Monthly	13.25
Subtotal (leases IFRS )							1,133,477	3,256,562	4,390,039
Total							1,249,278	3,607,819	4,857,097

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	24,195	71,884	96,079	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	245,189	735,568	980,757	Monthly
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	541	631	1,172	Monthly
Subtotal							269,925	808,083	1,078,008
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	168,699	468,845	637,544	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	27,215	81,646	108,861	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	550,914	1,598,541	2,149,455	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	140,245	420,733	560,978	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	55,024	159,278	214,302	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	376,479	585,653	962,132	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	7,980	23,941	31,921	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	3,092	1,031	4,123	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	7,133	11,888	19,021	Monthly
Subtotal (leases IFRS )							1,336,781	3,351,556	4,688,337
Total							1,606,706	4,159,639	5,766,345

Non-current lease liabilities

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	191,204	32,662	-	223,866	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	845,112	906,295	15,962,034	17,713,441	Monthly	3.95
Subtotal							1,036,316	938,957	15,962,034	17,937,307
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	502,315	43,817	26,094	572,226	Monthly	0.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	167,947	-	-	167,947	Monthly	0.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,493,765	1,608,717	473,824	4,576,306	Monthly	0.18
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,079,794	556,392	1,372,711	3,008,897	Monthly	0.04
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	64,341	9,357	-	73,698	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	616,287	247,604	-	863,891	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	-	-	-	-	Monthly	0.05
Subtotal (leases IFRS )							4,924,449	2,465,887	1,872,629	9,262,965
Total							5,960,765	3,404,844	17,834,663	27,200,272

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	196,838	32,806	-	229,644	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,914,654	1,914,654	21,220,756	25,050,064	Monthly
Subtotal							2,111,492	1,947,460	21,220,756	25,279,708
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	578,028	53,824	32,356	664,208	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	179,287	-	-	179,287	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,611,279	1,684,219	608,186	4,903,684	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,303,520	706,361	2,082,508	4,092,389	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	145,946	24,101	-	170,047	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	758,240	308,841	-	1,067,081	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	-	-	-	-	Monthly
Subtotal (leases IFRS )							5,576,300	2,777,346	2,723,050	11,076,696
Total							7,687,792	4,724,806	23,943,806	36,356,404

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	182,302	125,892	-	308,194	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	794,931	852,210	15,993,556	17,640,697	Monthly	3.95
Subtotal							977,233	978,102	15,993,556	17,948,891
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	725,207	154,917	44,034	924,158	Monthly	3.41
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	202,592	59,089	-	261,681	Monthly	1.64
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,255,023	1,121,035	1,903,125	5,279,183	Monthly	2.87
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	838,782	603,084	1,839,685	3,281,551	Monthly	4.52
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	116,255	-	-	116,255	Monthly	54.50
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	355,915	26,770	-	382,685	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	18,855	-	-	18,855	Monthly	5.25
Subtotal (leases IFRS )							4,512,629	1,964,895	3,786,844	10,264,368
Total							5,489,862	2,942,997	19,780,400	28,213,259

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	191,690	127,793	-	319,483	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,961,516	1,961,516	22,720,893	26,643,925	Monthly
Subtotal							2,153,206	2,089,309	22,720,893	26,963,408
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	865,493	189,827	57,419	1,112,739	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	217,724	63,503	-	281,227	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,515,400	1,278,897	2,217,258	6,011,555	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,121,958	839,196	2,865,031	4,826,185	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	233,249	-	-	233,249	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	383,469	33,515	-	416,984	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	21,281	-	-	21,281	Monthly
Subtotal (leases IFRS )							5,358,574	2,404,938	5,139,708	12,903,220
Total							7,511,780	4,494,247	27,860,601	39,866,628

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2020
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,689,539	315,711	1,373,828
3 months to 1 year	4,415,461	854,650	3,560,811
Over 1 year to 3 years	7,687,792	1,727,027	5,960,765
Over 3 years to 5 years	4,724,806	1,319,962	3,404,844
Over 5 years	23,943,806	6,109,143	17,834,663
Total	42,461,404	10,326,493	32,134,911

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

	As of December 31, 2019
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,606,706	357,428	1,249,278
3 months to 1 year	4,159,639	551,820	3,607,819
Over 1 year to 3 years	7,511,780	2,021,918	5,489,862
Over 3 years to 5 years	4,494,247	1,551,250	2,942,997
Over 5 years	27,860,601	8,080,201	19,780,400
Total	45,632,973	12,562,617	33,070,356

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2019	Cash Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2020
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	42,447,438	(90,753,059)	(6,116,509)	72,550,018	6,383,609	(1,118,009)	-	14,361,217	37,754,705
Bond payables	6,744,739	(5,203,248)	(5,906,271)	-	5,714,816	138,255	-	6,202,732	7,691,023
Lease liabilities	4,857,097	(6,857,420)	(641,630)	-	1,257,888	917,429	1,883,967	3,517,308	4,934,639
Total others financial liabilities current	54,049,274	(102,813,727)	(12,664,410)	72,550,018	13,356,313	(62,325)	1,883,967	24,081,257	50,380,367
Non-current
Bank borrowings	99,749,082	-	-	5,559,469	-	307,292	-	(17,464,443)	88,151,400
Bond payables	133,806,947	-	-	191,227,020	-	5,894,221	-	(6,202,732)	324,725,456
Lease liabilities	28,213,259	-	-	-	-	479,576	3,083,854	(4,576,417)	27,200,272
Total others financial liabilities non-current	261,769,288	-	-	196,786,489	-	6,681,089	3,083,854	(28,243,592)	440,077,128
Total Other financial liabilities	315,818,562	(102,813,727)	(12,664,410)	269,336,507	13,356,313	6,618,764	4,967,821	(4,162,335)	490,457,495

	As of December 31, 2018	Cash Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2019
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	38,160,178	(24,502,019)	(12,402,773)	25,347,785	12,639,856	532,163	-	2,672,248	42,447,438
Bond payables	4,081,175	(2,547,487)	(4,734,806)	-	4,758,356	66,887	-	5,120,614	6,744,739
Lease liabilities	365,972	(6,416,902)	(727,334)	-	1,334,118	1,421,871	7,267,645	1,611,727	4,857,097
Total others financial liabilities current	42,607,325	(33,466,408)	(17,864,913)	25,347,785	18,732,330	2,020,921	7,267,645	9,404,589	54,049,274
Non-current
Bank borrowings	75,200,804	-	-	25,641,701	-	2,105,680	-	(3,199,103)	99,749,082
Bond payables	135,281,303	-	-	-	-	3,646,258	-	(5,120,614)	133,806,947
Lease liabilities	17,546,162	-	-	-	-	464,448	11,816,542	(1,613,893)	28,213,259
Total others financial liabilities non-current	228,028,269	-	-	25,641,701	-	6,216,386	11,816,542	(9,933,610)	261,769,288
Total Other financial liabilities	270,635,594	(33,466,408)	(17,864,913)	50,989,486	18,732,330	8,237,307	19,084,187	(529,021)	315,818,562

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

	As of December 31, 2017	Cash Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2018
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	24,623,746	(93,311,712)	(7,329,217)	92,681,410	7,751,402	(2,102,985)	-	15,847,534	38,160,178
Bond payable	3,306,135	(2,737,203)	(2,911,224)	-	3,882,088	90,527	-	2,450,852	4,081,175
Lease liabilities	176,586	(1,071,050)	(1,919)	-	675,796	(56,632)	-	643,191	365,972
Total others financial liabilities current	28,106,467	(97,119,965)	(10,242,360)	92,681,410	12,309,286	(2,069,090)	-	18,941,577	42,607,325
Non-current
Bank borrowings	73,886,831	(207,714)	-	8,828,143	-	396,858	-	(7,703,314)	75,200,804
Bond payable	69,476,612	(16,408,664)	-	82,498,034	-	2,914,363	-	(3,199,042)	135,281,303
Lease liabilities	17,638,289	(6,412)	-	-	-	557,476	-	(643,191)	17,546,162
Total others financial liabilities non-current	161,001,732	(16,622,790)	-	91,326,177	-	3,868,697	-	(11,545,547)	228,028,269
Total Other financial liabilities	189,108,199	(113,742,755)	(10,242,360)	184,007,587	12,309,286	1,799,607	-	7,396,030	270,635,594
F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 23 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	256,222,794	-	248,608,507	-
Notes payable	2,074,300	19,875	2,081,089	26,550
Trade an other current payables	258,297,094	19,875	250,689,596	26,550
Withholdings payable	66,223,983	-	55,965,962	-
Trade accounts payable withholdings	66,223,983	-	55,965,962	-
Total	324,521,077	19,875	306,655,558	26,550

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	179,521	358,867	193,764	367,614
Others	2,804,997	129,598	2,847,166	164,347
Total	2,984,518	488,465	3,040,930	531,961

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2019	893,631	6,937,197	7,830,828
As of December 31, 2019
Incorporated	493,097	3,172,465	3,665,562
Used	(461,968)	(321,543)	(783,511)
Released	(129,623)	(6,741,503)	(6,871,126)
Conversion effect	(233,759)	(35,103)	(268,862)
Changes	(332,253)	(3,925,684)	(4,257,937)
As of December 31, 2019	561,378	3,011,513	3,572,891
As of December 31, 2020
Incorporated	394,408	3,917	398,325
Used	(198,291)	(42,170)	(240,461)
Released	(53,597)	(3,954)	(57,551)
Conversion effect	(165,510)	(34,711)	(200,221)
Changes	(22,990)	(76,918)	(99,908)
As of December 31, 2020	538,388	2,934,595	3,472,983

(1)	See Note 35 - Contingencies and commitments.

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The maturities of provisions at December 31, 2020, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	179,521	2,804,997	2,984,518
Between two and five years	219,629	129,598	349,227
Over five years	139,238	-	139,238
Total	538,388	2,934,595	3,472,983

The maturities of provisions at December 31, 2019, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	193,764	2,847,166	3,040,930
Between two and five years	238,429	164,347	402,776
Over five years	129,185	-	129,185
Total	561,378	3,011,513	3,572,891

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Refundable tax previous year	3,911,803	5,484,216
Argentinean tax credits	3,200,454	1,140,073
Monthly provisions	3,498,109	8,136,478
Payment of absorbed profit provision	1,154	4,830
Other credits	253,827	366,693
Total	10,865,347	15,132,290

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-current tax receivables

Tax receivables are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Others (1)	3,236	2,305,129
Total	3,236	2,305,129
(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chilean Tax income (expense)	12,798,390	12,928,404
Monthly provisional payments	7,554,292	6,133,335
Chilean unique taxes	64,561	165,936
Other	833,979	1,276,699
Total	21,251,222	20,504,374

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2020, 2019 and 2018, are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	6,881,063	(8,160,347)	9,930,675
Prior year adjustments	1,574,181	(1,390,633)	484,985
Effect of change in tax rates	-	-	23,903
Tax benefits (loss)	5,474,838	11,804,310	(1,795,446)
Total deferred tax expense	13,930,082	2,253,330	8,644,117
Current tax expense	(48,572,545)	(43,516,068)	(144,929,220)
Prior period adjustments	(765,957)	1,286,824	158,286
Total (expenses) income for current taxes	(49,338,502)	(42,229,244)	(144,770,934)
(Loss) Income from income tax	(35,408,420)	(39,975,914)	(136,126,817)

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(1,098,591)	(93,416)	(16,196)
Actuarial gains and losses deriving from defined benefit plans	488,246	1,107,699	339,533
Charge to equity	(610,345)	1,014,283	323,337

Effective Rate

The Company’s income tax expense as of December 31, 2020, 2019 and 2018 represents 24.67%, 21.54% and 29.71%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2020		2019		2018
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	143,603,276		185,621,574		458,211,348
Income tax using the statutory rate	(38,772,885)	27.00	(50,117,825)	27.00	(123,717,064)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	6,626,165	(4.61)	9,105,693	(4.91)	(14,596,485)	3.19
Effect of change in tax rate	-	-	-	-	23,903	(0.01)
Derecognition of deferred tax assets not recoverable (1)	(3,529,795)	2.46	-	-	-	-
Effect of tax rates in Argentina and Uruguay	(540,129)	0.38	1,140,027	(0.61)	1,519,558	(0.33)
Prior year adjustments	808,224	(0.56)	(103,809)	0.06	643,271	(0.14)
Income tax, as reported	(35,408,420)	24.67	(39,975,914)	21.54	(136,126,817)	29.71

(1) The Company has written off deferred tax asset accounts that it estimates will not be recoverable in the foreseeable future.

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,435,200	1,216,921
Other non-tax expenses	14,468,076	7,984,991
Benefits to staff	4,538,995	3,785,361
Inventory impairment provision	997,834	283,440
Severance indemnity	10,700,542	8,649,423
Inventory valuation	2,738,985	2,311,192
Intangibles	318,970	294,209
Other assets	17,632,929	22,334,415
Tax loss carryforwards	16,521,177	14,888,509
Subtotal by deferred tax assets	69,352,708	61,748,461
Deferred tax liabilities offset	(18,307,996)	(7,219,813)
Total assets from deferred taxes	51,044,712	54,528,648

Deferred taxes liabilities
Property, plant and equipment depreciation	79,553,048	74,003,316
Agricultural operation expenses	6,143,794	6,123,595
Manufacturing indirect activation costs	5,948,931	5,786,780
Intangibles	18,499,476	17,505,666
Land	24,468,597	25,775,281
Other liabilities	2,424,096	9,607,733
Subtotal by deferred tax liabilities	137,037,942	138,802,371
Deferred tax assets offset	(18,307,996)	(7,219,813)
Total liabilities from deferred taxes	118,729,946	131,582,558
Total	(67,685,234)	(77,053,910)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely. Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

F-130

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2019	(70,809,083)
Deferred taxes related to credited items (charged) directly to equity (1)	(9,909,958)
Deferred taxes from tax loss carry forwards absorption	2,253,330
Conversion effect	2,451,040
Deferred taxes against equity	1,107,699
Deferred taxes from business combinations	(2,146,938)
Changes	(6,244,827)
As of December 31, 2019	(77,053,910)

As of January 1, 2020
Deferred taxes related to credited items (charged) directly to equity (1)	(8,731,785)
Deferred taxes from tax loss carry forwards absorption	13,930,082
Conversion effect	4,231,830
Deferred taxes against equity	488,246
Deferred taxes from business combinations	(549,697)
Changes	9,368,676
As of December 31, 2020	(67,685,234)

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law N° 27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law N° 27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

F-131

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2020 and 2019, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	33,935,007	-	27,356,205	-
Employment termination benefits (1)	5,965,581	35,678,357	-	33,571,138
Total	39,900,588	35,678,357	27,356,205	33,571,138

(1) The Company has an approved short-term retirement program.

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Vacation	14,381,033	11,500,170
Bonus and compensation	19,553,974	15,856,035
Total	33,935,007	27,356,205

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds.

The discount rate in Chile was 4,41% (4,5% in 2019) and in Argentina 54,87% (49,14% in 2019).

F-132

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Current	5,965,581	-
Non-current	35,678,357	33,571,138
Total	41,643,938	33,571,138

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2019	27,095,207
Current cost of service	2,457,762
Interest cost	1,750,514
Actuarial (Gain) losses	4,086,158
Paid-up benefits	(1,773,734)
Past service cost	930,906
Conversion effect	(787,975)
Others	(187,700)
Changes	6,475,931
As of December 31, 2019	33,571,138
Current cost of service	3,077,205
Interest cost	2,343,063
Actuarial (Gain) losses	1,859,692
Paid-up benefits	(1,087,421)
Past service cost	653,426
Conversion effect	(1,146,660)
Others	2,373,495
Changes	8,072,800
As of December 31, 2020	41,643,938

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Current cost of service	3,077,205	2,457,762	2,154,071
Past service cost	653,426	930,906	306,746
Non-provided paid benefits	3,718,682	3,959,881	6,547,694
Other	2,271,831	70,747	175,005
Total expense recognized in Consolidated Statement of Income	9,721,144	7,419,296	9,183,516

F-133

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019

Mortality table			RV_2014	RV_2014	Gam,83	Gam,83
Annual interest rate			4.41%	4.5%	54.87%	49.14%
Voluntary employee turnover rate			1.9%	1.9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5.3%	5.3%	"ESA 77 Ajustada" -50%	"ESA 77 Ajustada" -50%
Salary increase (*)			3.7%	3.7%	46.1%	45.11%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,383,615	2,126,263
1% decrease in the Discount Rate (Loss)	(2,778,376)	(2,479,498)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Salaries	183,113,287	168,117,881	159,246,822
Employees’ short-term benefits	34,107,747	27,469,694	31,528,110
Total expenses for short-term employee benefits	217,221,034	195,587,575	190,774,932
Employments termination benefits	9,721,144	7,419,296	9,183,516
Other staff expense	37,006,715	34,115,503	32,183,184
Total (1)	263,948,893	237,122,374	232,141,632

(1) See Note 30 - Natures of cost and expense.

F-134

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Parent dividend provisioned according to policy	27,383,975	37,358,131
Outstanding parent dividends (1)	3,758,056	948,439
Subsidiaries dividends according to policy	7,458,840	8,416,207
Total dividends payable	38,600,871	46,722,777
Income received in advance (2)	1,268,039	1,312,595
Others	501,304	324,395
Total	40,370,214	48,359,767
Current	40,370,214	48,359,767
Total	40,370,214	48,359,767

(1)	See Note 28 – Common Shareholders’ Equity, dividends.
(2)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2020, 2019 and 2018, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2020 and 2019 and 2018.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2020	2019	2018
Equity holders of the controlling company (ThCh$)	96,152,272	130,141,692	306,890,792
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	260.22	352.21	830.55
Equity holders of the controlling company (ThCh$)	96,152,272	130,141,692	306,890,792
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	260.22	352.21	830.55

As of December 31, 2020, 2019 and 2018, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2020.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2020, 2019 and 2018, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
254	01-05-2018	Interim	70.0000	2017
255	04-26-2018	Final	108.88833	2017
256	01-04-2019	Interim	140.0000	2018
257	04-29-2019	Final	358.33030	2018
258	12-26-2019	Interim	75.0000	2019
259	04-24-2020	Final	179.97079	2019
260	12-30-2020	Interim	56.0000	2020

On December 6, 2017, at the Board Director Meeting it was agreed to pay the interim Dividend No. 254, amounting to ThCh$ 25,865,201 corresponding to Ch$ 70 per share. This dividend was paid on January 5, 2018.

On April 11, 2018, at the Shareholders’ Meeting it was agreed to pay the final Dividend No. 255, amounting to ThCh$ 40,234,551 corresponding to the 31.04% of Net income attributable to Equity holders of the parent, equivalent to Ch$ 108.88833 per share. This dividend was paid on April 26, 2018.

On December 5, 2018, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A., on April 17, 2019, it was agreed, with charge to the profits of the year 2018, the distribution of a final Dividend No. 257 of ThCh$ 358,33030 per share, increasing the amount total to distribute to ThCh$ 132,404,074. This dividend was paid as of April 29, 2019.

On December 4, 2019, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 258, amounting to ThCh$ 27,712,715 corresponding to Ch$ 75 per share. This dividend was paid on December 26, 2019.

F-136

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on April 15, 2020, it was agreed to charge the profits of the year 2019 the distribution of a final Dividend No. 259 of Ch$ 179.95079 per share. The total amount to distribute was ThCh$ 66,492,334. This dividend was paid as of April 24, 2020.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on December 2, 2020, it was agreed to charge the profits of the year 2020 the distribution of an interim Dividend No. 260 of Ch$ 56 per share. The total amount to distribute was ThCh$ 20,692,161. This dividend was paid as of December 30, 2020.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,068,855	(1,098,591)	2,970,264
Gains (losses) on exchange differences on translation (1)	(55,220,514)	-	(55,220,514)
Reserve of Actuarial gains and losses on defined benefit plans	(1,859,692)	488,246	(1,371,446)
Total comprehensive income As of December 31, 2020	(53,011,351)	(610,345)	(53,621,696)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	345,986	(93,416)	252,570
Gains (losses) on exchange differences on translation (1)	17,077,670	-	17,077,670
Reserve of Actuarial gains and losses on defined benefit plans	(4,127,305)	1,107,699	(3,019,606)
Total comprehensive income As of December 31, 2019	13,296,351	1,014,283	14,310,634

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	63,008	(16,196)	46,812
Conversion differences of subsidiaries abroad (1)	37,990,079	-	37,990,079
Reserve of Actuarial gains and losses on defined benefit plans	(1,263,781)	339,533	(924,248)
Total comprehensive income As of December 31, 2018	36,789,306	323,337	37,112,643

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive incomes

The movement of comprehensive income and expense is detailed as follows:

a)	As of December 31, 2020:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(125,344,149)	-	-	(125,344,149)
Cash flow hedges	-	4,068,855	-	4,068,855
Gains (losses) from defined benefit plans	-	-	(1,859,692)	(1,859,692)
Deferred taxes	-	(1,098,591)	488,246	(610,345)
Inflation adjustment of subsidiaries in Argentina	70,123,635	-	-	70,123,635
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
Equity holders of the parent	(52,043,623)	2,968,182	(1,298,021)	(50,373,462)
Non-controlling interests	(3,176,891)	2,082	(73,425)	(3,248,234)
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
F-137

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
b)	As of December 31, 2019:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(70,932,096)	-	-	(70,932,096)
Cash flow hedges	-	345,986	-	345,986
Gains (losses) from defined benefit plans	-	-	(4,127,305)	(4,127,305)
Deferred taxes	-	(93,416)	1,107,699	1,014,283
Inflation adjustment of subsidiaries in Argentina	88,009,766	-	-	88,009,766
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634
Equity holders of the parent	16,122,893	249,503	(2,887,580)	13,484,816
Non-controlling interests	954,777	3,067	(132,026)	825,818
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634

c)	As of December 31, 2018:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,755,054)	-	-	(55,755,054)
Cash flow hedges	-	63,008	-	63,008
Gains (losses) from defined benefit plans	-	-	(1,263,781)	(1,263,781)
Deferred taxes	-	(16,196)	339,533	323,337
Inflation adjustment of subsidiaries in Argentina	93,745,133	-	-	93,745,133
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643
Equity holders of the parent	35,487,433	51,944	(882,063)	34,657,314
Non-controlling interests	2,502,646	(5,132)	(42,185)	2,455,329
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2020, 2019 and 2018, it amounts to a negative reserve of ThCh$ 153,975,058, ThCh$ 101,931,435 and ThCh$ 118,054,328, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2020, 2019 and 2018, it amounts to a positive reserve of ThCh$ 3,297,873, ThCh$ 329,691 and ThCh$ 80,188 respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2020, 2019 and 2018 the amount recorded is a negative reserve of ThCh$ 9,026,175, ThCh$ 7,728,154 and ThCh$ 4,840,574, respectively, net of deferred taxes.

Other reserves: As of December 31, 2020, 2019 and 2018 the amount is a negative reserve of ThCh$ 28,220,816, ThCh$ 28,172,631 and ThCh$ 28,233,512, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).
F-138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	42,455,039	40,970,994
Bebidas del Paraguay S.A.	15,881,635	18,930,090
Aguas CCU-Nestlé Chile S.A.	26,253,577	26,718,238
Cervecería Kunstmann S.A.	7,179,053	7,221,111
Compañía Pisquera de Chile S.A.	5,661,209	5,368,951
Sáenz Briones & Cía. S.A.I.C.	1,118,693	1,164,303
Distribuidora del Paraguay S.A.	4,361,300	4,777,051
Bebidas Bolivianas BBO S.A.	7,554,588	8,579,344
Other	1,779,126	1,142,971
Total	112,244,220	114,873,053

b.	Result

Result	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	6,708,433	7,590,887	7,587,140
Viña San Pedro Tarapacá S.A.	3,815,479	3,775,811	2,520,768
Cervecería Kunstmann S.A.	1,893,749	3,111,069	2,772,074
Compañía Pisquera de Chile S.A.	1,390,781	1,283,694	1,154,401
Sáenz Briones & Cía. S.A.I.C.	52,290	(69,465)	42,787
Distribuidora del Paraguay S.A.	38,665	324,839	1,431,158
Bebidas del Paraguay S.A.	(1,062,629)	221,498	210,568
Bebidas Bolivianas BBO S.A.	(727,028)	(568,189)	(552,816)
Other	(67,156)	(166,176)	27,659
Total	12,042,584	15,503,968	15,193,739

F-139

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
c.	The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2020	As of December 31, 2019

	ThCh$	ThCh$
Assets and Liabilities
Current assets	839,968,110	762,824,893
Non-current assets	932,342,408	922,672,059
Current liabilities	465,134,566	438,802,486
Non-current liabilities	259,155,674	207,501,667

Dividends paid	11,994,014	10,969,709

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of December 31, 2020	As of December 31, 2019

	ThCh$	ThCh$
Assets and Liabilities
Current assets	208,725,098	161,149,880
Non-current assets	216,866,727	219,742,431
Current liabilities	99,267,005	90,203,962
Non-current liabilities	76,505,535	49,601,667

Result	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Net sales	235,210,368	212,321,758	206,518,731
Net income of year	22,451,521	22,218,101	14,833,018

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 11,109,577, ThCh$ 7,416,023 and ThCh$ 9,070,285, for the years ended December 31, 2020, 2019 and 2018, respectively.

F-140

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Direct cost	757,097,886	694,307,741	650,386,343
Personnel expense (1)	263,948,893	237,122,374	232,141,632
Transportation and distribution	247,520,979	245,696,284	243,907,283
Advertising and promotion	105,887,909	117,889,341	118,003,908
Depreciation and amortization	109,813,976	105,020,934	93,289,194
Materials and maintenance	53,584,604	49,356,159	46,610,947
Energy	28,062,380	29,922,632	29,309,465
Leases	15,049,043	12,798,957	17,727,367
Other expenses	109,333,035	122,202,733	111,639,503
Total	1,690,298,705	1,614,317,155	1,543,015,642

(1)	See Note 26 - Employee benefits.

Note 31 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	506,178	5,084,269	2,464,820
Rental income	173,259	315,325	266,335
Sale of glass	424,419	934,863	731,111
Claims recovery	110,963	82,896	831,230
Advance term license (1)	-	-	213,400,487
Other (2)	18,081,073	16,167,357	10,761,071
Total	19,295,892	22,584,710	228,455,054

(1)	See brands in Note 1 – General information, letter C). Additionally, it is worth mentioning that the payments they have received from ABI are presented in the Consolidated Statement of Cash Flows, in Operating Activities, under the heading "Other charges for operating activities.
(2)	It mainly corresponds to the effects related with the early termination of Budweiser license mentioned in Note 1 – General information, letter C) number b.5) and b.6).

F-141

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(6,153,705)	4,830,982	5,108,327
Marketable securities to fair value	(81,145)	(275,172)	(132,420)
Bargain purchase gain (2)	1,678,339	3,043,107	-
Impairment (3)	(6,029,434)	-	-
Other	(824,140)	(4,442,118)	(946,280)
Total	(11,410,085)	3,156,799	4,029,627

(1)	Under this concept there are ThCh$ 2,404,593 and ThCh$ 8,184,537 received (net), and ThCh$ 7,508,815 paid (net), as of December 31, 2020, 2019 and 2018, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the higher value originated by the purchase of the businesses of the vineyards of Pocito and Cañada Honda in 2019. In 2020 it corresponds to vineyards La Consulta and Mahina SpA. See Note 1 - General information, letter D) numeral 9 and 14, respectively.
(3)	See Note 18 - Goodwill and Note - 19 Property, plant and equipment.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Finance income	3,451,143	13,117,641	15,794,456
Finance costs	(28,714,063)	(27,720,203)	(23,560,662)
Foreign currency exchange differences	2,551,823	(9,054,155)	3,299,657
Result as per adjustment units	(429,198)	(8,255,001)	742,041

F-142

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	396,389,016	196,369,224
CLP	335,361,795	152,203,454
USD	22,294,738	25,497,806
Euros	862,011	2,592,865
ARS	30,254,883	7,473,053
UYU	1,213,256	1,384,395
PYG	2,534,290	2,763,191
BOB	3,420,655	3,323,553
Others currencies	447,388	1,130,907
Other financial assets	12,212,588	9,815,358
CLP	960,780	1,411,002
UF	4,661,049	-
USD	6,433,101	8,221,686
Euros	8,177	171,824
Others currencies	149,481	10,846
Other non-financial assets	15,278,558	22,395,591
CLP	9,591,141	14,650,054
UF	493,523	435,913
USD	448,432	1,320,765
Euros	110,319	4,785
ARS	4,407,254	5,434,632
UYU	42,866	79,070
PYG	67,345	312,473
BOB	117,678	157,899
Trade and other current receivables	275,387,923	300,013,940
CLP	183,196,543	181,492,816
UF	554,071	1,280,465
USD	29,115,797	35,796,040
Euros	8,750,745	9,709,996
ARS	38,907,043	56,518,792
UYU	4,374,350	4,350,677
PYG	6,512,786	7,183,907
BOB	1,464,727	1,919,063
Others currencies	2,511,861	1,762,184
Accounts receivable from related parties	5,313,079	3,278,685
CLP	5,258,032	3,118,442
UF	37,013	82,180
USD	17,977	77,375
PYG	57	688
Inventories	231,843,261	232,434,461
CLP	189,861,432	183,592,686
ARS	29,760,021	34,513,163
UYU	2,001,668	1,826,086
PYG	8,112,761	8,107,700
BOB	2,107,379	4,394,826
Biological assets	10,595,029	9,459,071
CLP	9,643,482	8,568,831
ARS	951,547	890,240
Current tax assets	10,865,347	15,132,290
CLP	3,700,444	8,908,539
ARS	6,979,388	6,029,315
UYU	185,515	194,436
Non-current assets of disposal groups classified as held for sale	2,121,327	383,138
CLP	1,770,547	-
ARS	350,780	383,138
Total current assets	960,006,128	789,281,758

CLP	739,344,196	553,945,824
UF	5,745,656	1,798,558
USD	58,310,045	70,913,672
Euros	9,731,252	12,479,470
ARS	111,610,916	111,242,333
UYU	7,817,655	7,834,664
PYG	17,227,239	18,367,959
BOB	7,110,439	9,795,341
Others currencies	3,108,730	2,903,937
Total current assets by currencies	960,006,128	789,281,758
F-143

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Non-current assets
Other financial assets	11,953,435	4,670,538
UF	11,953,435	4,571,984
Euros	-	98,554
Trade and other non-current receivables	1,860,635	3,224,627
CLP	-	353,862
UF	639,640	1,962,249
ARS	993,802	680,438
PYG	227,193	228,078
Other non-financial assets	8,479,668	7,042,297
CLP	2,916,124	2,887,597
USD	838,254	187,185
ARS	4,712,630	3,953,224
PYG	12,660	14,291
Accounts receivable from related parties	132,555	118,122
CLP	42,506	-
UF	90,049	118,122
Investments accounted for using the equity method	131,106,785	136,098,062
CLP	10,824,590	15,251,038
USD	120,041,775	120,237,275
ARS	240,420	609,749
Intangible assets other than goodwill	128,257,441	125,618,666
CLP	80,430,571	73,452,410
ARS	36,724,372	39,888,291
UYU	2,119,218	2,624,125
PYG	3,322,821	3,686,290
BOB	5,660,459	5,967,550
Goodwill	117,190,763	124,955,438
CLP	77,017,290	77,020,100
ARS	23,820,652	26,020,761
UYU	3,424,422	4,422,841
PYG	4,672,572	5,214,846
BOB	8,255,827	12,276,890
Property, plant and equipment (net)	1,082,515,880	1,071,730,034
CLP	871,169,200	847,574,743
ARS	158,647,878	167,553,390
UYU	12,596,500	15,013,733
PYG	18,764,340	21,686,062
BOB	21,337,962	19,902,106
Investment property	7,705,942	8,313,274
CLP	3,507,254	3,614,497
ARS	4,198,688	4,698,777
Right of use assets	25,079,352	25,804,121
CLP	15,932,177	14,214,681
UF	6,824,028	8,812,271
ARS	2,276,788	2,704,105
UYU	46,359	22,707
UI	-	50,357
Deferred tax assets	51,044,712	54,528,648
CLP	44,640,178	38,925,178
USD	3,313,751	4,168,633
ARS	2,770,395	10,018,983
UYU	280,994	273,198
PYG	39,394	47,859
BOB	-	1,094,797
Current tax assets non-current	3,236	2,305,129
ARS	3,236	2,305,129
Total non-current assets	1,565,330,404	1,564,408,956

CLP	1,106,479,890	1,073,294,106
UF	19,507,152	15,464,626
USD	124,193,780	124,593,093
Euros	-	98,554
ARS	234,388,861	258,432,847
UYU	18,467,493	22,356,604
PYG	27,038,980	30,877,426
UI	-	50,357
BOB	35,254,248	39,241,343
Total non-current assets by currencies	1,565,330,404	1,564,408,956

F-144

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2020		As of December 31, 2019
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	10,238,905	58,890,569	10,810,923	52,717,708
CLP	1,288,200	35,992,994	2,683,187	27,235,326
UF	4,393,473	3,302,978	663,604	6,085,801
USD	4,121,865	19,086,139	160,803	19,054,320
Euros	125,723	508,458	68,923	10,668
ARS	966	-	6,859,851	-
UI	202,988	-	332,747	331,593
BOB	105,690	-	41,808	-
Current lease liabilities	1,373,828	3,560,811	1,245,146	3,611,951
CLP	197,593	561,775	133,037	483,206
UF	657,841	1,906,190	607,445	1,947,575
USD	414,733	906,778	437,107	986,863
Euros	26,518	79,554	25,324	81,810
ARS	58,040	77,662	27,382	77,247
UYU	10,143	16,905	6,976	11,624
UI	8,960	11,947	7,875	23,626
Trade and other current payables	322,200,664	2,320,413	302,997,598	3,657,960
CLP	199,708,893	572,513	174,164,421	1,250,912
USD	37,249,860	391,246	44,197,074	1,940,430
Euros	8,137,207	1,346,741	7,212,069	451,610
ARS	68,666,133	-	67,565,461	-
UYU	2,341,105	-	2,490,915	-
PYG	1,803,818	9,913	2,991,595	14,942
BOB	3,714,996	-	4,046,335	-
Others currencies	578,652	-	329,728	66
Accounts payable to related parties	18,432,354	-	8,908,578	70,856
CLP	5,401,779	-	3,366,289	70,856
USD	3,863,807	-	1,521,520	-
Euros	9,060,286	-	3,818,009	-
PYG	1,117	-	11,950	-
BOB	11,658	-	30,565	-
Others currencies	93,707	-	160,245	-
Other current provisions	2,956,164	28,354	2,998,462	42,468
CLP	2,856,697	28,354	2,847,167	42,468
ARS	99,467	-	151,295	-
Current tax liabilities	17,484,807	3,766,415	6,759,999	13,744,375
CLP	16,831,345	3,766,415	5,575,556	13,661,546
ARS	454,281	-	882,944	82,829
UYU	199,181	-	188,335	-
PYG	-	-	113,164	-
Provisions for employee benefits	38,062,162	1,838,426	12,695,440	14,660,765
CLP	29,568,649	1,838,426	6,067,859	14,660,765
ARS	7,414,207	-	5,703,223	-
UYU	428,282	-	393,672	-
PYG	287,087	-	208,769	-
BOB	363,937	-	321,917	-
Other non-financial liabilities	1,268,039	39,102,175	1,311,982	47,047,785
CLP	-	39,102,175	-	47,047,785
USD	1,268,039	-	1,311,982	-
Total current liabilities	412,016,923	109,507,163	347,728,128	135,553,868

CLP	255,853,156	81,862,652	194,837,516	104,452,864
UF	5,051,314	5,209,168	1,271,049	8,033,376
USD	46,918,304	20,384,163	47,628,486	21,981,613
Euros	17,349,734	1,934,753	11,124,325	544,088
ARS	76,693,094	77,662	81,190,156	160,076
UYU	2,978,711	16,905	3,079,898	11,624
PYG	2,092,022	9,913	3,325,478	14,942
UI	211,948	11,947	340,622	355,219
BOB	4,196,281	-	4,440,625	-
Others currencies	672,359	-	489,973	66
Total current liabilities by currency	412,016,923	109,507,163	347,728,128	135,553,868

F-145

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2020			As of December 31, 2019
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	86,716,112	111,323,413	214,837,331	97,246,912	20,393,501	115,915,616
CLP	60,275,676	6,282,208	-	64,235,941	3,333,334	1,666,667
UF	11,820,381	98,892,057	214,070,902	10,266,325	10,275,427	113,326,471
USD	9,945,156	-	-	19,131,214	-	-
UI	-	-	-	221,062	-	-
BOB	4,674,899	6,149,148	766,429	3,392,370	6,784,740	922,478
Non-current lease liabilities	5,960,765	3,404,844	17,834,663	5,489,863	2,942,996	19,780,400
CLP	502,314	43,817	26,094	725,208	154,917	44,034
UF	3,530,082	2,547,674	16,435,858	3,232,256	2,099,137	17,896,681
USD	1,696,081	803,996	1,372,711	1,194,697	629,853	1,839,685
Euros	167,947	-	-	202,592	59,089	-
ARS	64,341	9,357	-	116,255	-	-
UI	-	-	-	18,855	-	-
Trade and other non-current payables	3,256	-	16,619	3,430	-	23,120
CLP	-	-	16,619	-	-	23,120
BOB	3,256	-	-	3,430	-	-
Other non- current provisions	143,796	205,432	139,237	181,318	221,458	129,185
CLP	1,860	-	-	2,752	-	-
ARS	26,111	205,432	139,237	44,491	221,458	129,185
UYU	115,825	-	-	134,075	-	-
Deferred tax liabilities	31,305,203	13,876,236	73,548,507	34,461,423	14,884,675	82,236,460
CLP	26,469,287	10,652,292	52,725,728	30,680,639	12,364,153	60,223,544
ARS	4,829,140	3,219,427	17,184,741	3,773,135	2,515,423	18,082,144
UYU	-	-	705,186	-	-	883,439
PYG	6,776	4,517	407,465	7,649	5,099	459,957
BOB	-	-	2,525,387	-	-	2,587,376
Provisions employee benefits	2,686,252	-	32,992,105	1,149,024	-	32,422,114
CLP	-	-	30,367,434	-	-	29,164,931
ARS	1,421,900	-	2,624,671	-	-	3,257,183
PYG	368,744	-	-	382,348	-	-
BOB	895,608	-	-	766,676	-	-
Total non-current liabilities	126,815,384	128,809,925	339,368,462	138,531,970	38,442,630	250,506,895

CLP	87,249,137	16,978,317	83,135,875	95,644,540	15,852,404	91,122,296
UF	15,350,463	101,439,731	230,506,760	13,498,581	12,374,564	131,223,152
USD	11,641,237	803,996	1,372,711	20,325,911	629,853	1,839,685
Euros	167,947	-	-	202,592	59,089	-
ARS	6,341,492	3,434,216	19,948,649	3,933,881	2,736,881	21,468,512
UYU	115,825	-	705,186	134,075	-	883,439
PYG	375,520	4,517	407,465	389,997	5,099	459,957
UI	-	-	-	239,917	-	-
BOB	5,573,763	6,149,148	3,291,816	4,162,476	6,784,740	3,509,854
Total non-current liabilities by currency	126,815,384	128,809,925	339,368,462	138,531,970	38,442,630	250,506,895

F-146

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Within 1 year	60,241,434	56,054,644
Between 1 and 5 years	58,040,557	54,935,377
Over 5 years	7,351,834	11,824,929
Total	125,633,825	122,814,950

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2020 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	231,628,170	13,762,365
Between 1 and 5 years	826,880,784	8,941,800
Total	1,058,508,954	22,704,165

Capital investment commitments

As of December 31, 2020, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 54,076,180.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-147

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Evidentiary stage.	US$ 18,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 37,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 35,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 36,000
Compañía Industrial Cervecera S.A. (CICSA)	Tax Court.	Several Tax claims.	Evidentiary stage.	US$ 140,000
Sáenz Briones & Cía. S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 59,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 538,388 and ThCh$ 561,378, as of December 31, 2020 and 2019, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

Guarantees

As of December 31, 2020, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

F-148

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II Ltda. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 25, 2021
Banco Colpatria	US$ 4,000,000	July 21, 2021
Banco Colpatria	US$ 13,500,000	August 1, 2021

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile (CPCh) through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú (BCP)	USD 2,600,000	December 21, 2021

Note 36 Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 22, 2021.

b)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 22, 2021) that could significantly affect their interpretation.

F-149

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 22, 2021